SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(Free translation into English from original previously issued in Portuguese)

Individual and consolidated

Interim Financial Information

GOL Linhas Aéreas Inteligentes S.A.

September 30, 2017

with review report of independent auditors

Gol Linhas Aéreas Inteligentes S.A.

Individual and consolidated interim financial information

September 30, 2017

Contents

Management report	01
Report of the Statutory Audit Committee (CAE)	09
Statement of Executive officers on the interim financial information	10
Statement of Executive officers on the independent auditors’ review report on the interim financial information	11
Report on the review of interim financial information	12

Statements of financial position	14
Statements of operations	16
Statements of comprehensive income	18
Statements of changes in equity	19
Statements of cash flows	21
Statements of value added	23
Notes to the interim financial information	24

Management report

The Company once again renewed its commitment to continuous improvement in customer experience, strong discipline in the supply of seats, high load factors, and unrelenting cost control to generate significant results. As a result, of our efforts and discipline, recurring EBITDA margin increased by 3.7 p.p. in relation to 3Q16.

With a 5.1% increase in demand in the quarter, net revenue for the period grew 13.2% to R$2.7 billion. Such positive result was also consequence of capacity rationalization, accurate yield management and improved aircraft utilization, which increased by 7.4% in the quarter.

The Company recorded recurring operating income (EBIT) of R$327 million in 3Q17, with a recurring operating margin of 12.0%. There have been five consecutive quarters with positive operating results, and it is now starting to show strong net income generation as well.

We have now been the lowest cost carrier in Brazil for 16 consecutive years, due to our unique and standardized fleet (lower costs with crew, management of spare parts and "best-in-class" maintenance), in addition to lean and productive operations with reduced exposure to fixed costs. Aircraft usage was 12.3 block hours per day (an increase of 7.4% over 3Q16). The number of transported passengers in 3Q17 increased 2.5% in relation to 3Q16. GOL's Load Factor increased by 0.4 p.p. to 80.2%. Such advantages establish us as the largest Brazilian airline and the pioneer in new technologies and customer services.

Reinforcing our commitment to customer satisfaction and operations safety, in August, we opened the new Training Center, located at our Congonhas Airport Headquarters. The building that once housed propeller repair shops on the Electra II aircraft, now houses knowledge that will help develop our technical and commercial crews. The new center has the capacity to train up to 400 people per day, with a total of six classrooms, one computer room and two airplane mockups: one open, located in the auditorium with 114 seats, and the other closed, a reconstruction of a Boeing 737, where fire, smoke, depressurizing simulations will be conducted, among others.

We are focused on providing the best flight experience to GOL’s clients. According to INFRAERO, in the quarter ended September 2017, the Company remained the leader in on-time flights in Brazil, for the 9th consecutive semester, with a rate of 95.6% of flights departing on time, that is, more than 61,000 flights in the period. One of the reasons that confirms us as a dedicated and reliable company that values people's time is our commitment to being on time. We will continue working hard to remain as the most on-time company.

For the future, our expectation is to further improve our efficiency, incorporating the new Boeing 737 MAX 8s, which will begin arriving in the second half of 2018, and reconfiguring our 737-800NGs from 177 to 186 seats.

In the quarter, GOL announced a sale and leaseback transaction with GE Capital Aviation Services ("GECAS") for five 737 MAX 8 aircraft, with capacity for 186 customers and configured with GOL+Conforto seats for domestic flights and GOL Premium Class for international flights. With flight autonomy of up to 6,500 km, the new 737 MAX 8 aircraft allow GOL to offer non-stop flights from Brazil to any destination in Latin America as well as to Florida. The Company also formalized a sale and leaseback transaction, also with GECAS, of two Boeing 737-800NG aircraft.

Furthermore, the Company announced the Fortaleza airport as a new hub with Air France-KLM. The choice for Fortaleza took into account its economic potential and its location, not only because of its proximity to Europe, but also because it is strategically positioned in a region close to other cities in the North and Northeast. This brings us the opportunity to provide customers with faster and more efficient connections, making the flights from this hub more attractive due to the shortest travel time.

We remain focused on offering the best air travel experience with exclusive services to our customers, with new and modern aircraft with frequent flights and integrated routes in the main markets. Over 50% of our fleet already has eco leather seats and Wi-Fi on board, as well as selfie check-in, low fares, GOL+Conforto seats and a broader menu of products offered in our Onboard Service, which caters to diverse customer preferences.

Operational and Financial Indicators

Traffic data – GOL	3Q17	3Q16	% Var.	9M17	9M16	% Var.
RPK GOL – Total	9,638	9,173	5.1%	27,334	26,766	2.1%
RPK GOL – Domestic	8,558	8,193	4.5%	24,368	23,801	2.4%
RPK GOL – International	1,079	980	10.1%	2,967	2,966	0.0%
ASK GOL – Total	12,015	11,502	4.5%	34,481	34,529	-0.1%
ASK GOL – Domestic	10,582	10,188	3.9%	30,596	30,536	0.2%
ASK GOL – International	1,433	1,313	9.1%	3,885	3,994	-2.7%
GOL Load Factor – Total	80.2%	79.8%	0.4 p.p	79.3%	77.5%	1.8 p.p
GOL Load Factor - Domestic	80.9%	80.4%	0.5 p.p	79.6%	77.9%	1.7 p.p
GOL Load Factor - International	75.3%	74.6%	0.7 p.p	76.4%	74.3%	2.1 p.p
Operating data	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Average Fare (R$)	288.41	258.51	11.6%	276.67	258.16	7.2%
Revenue Passengers - Pax on board ('000)	8.303	8.121	2.2%	23.774	24.517	-3.0%
Aircraft Utilization (block hours/day)[5]	12.3	11.4	7.4%	12.0	11.0	8.9%
Departures	63,761	62,492	2.0%	185,744	197,654	-6.0%
Total Seats (‘000)	10,667	10,416	2.4%	31,081	32,943	-5.7%
Average Stage Length (km)	1,106	1,081	2.3%	1,090	1,030	5.9%
Fuel Consumption (mm liters)	351	341	2.9%	1,015	1,038	-2.2%
Full-time Employees (at period end)	15,277	15,136	0.9%	15,277	15,136	0.6%
Average Operating Fleet[6]	109	112	-2.4%	109	119	-8.6%
On-time Departures	95.6%	95.6%	0.0 p.p	95.4%	95.1%	0.3 p.p
Flight Completion	98.3%	98.3%	0.0 p.p	98.4%	93.2%	5.2 p.p
Passenger Complaints (per 1000 pax)	1.38	1.97	-29.8%	1.39	2.08	-33.5%
Lost Baggage (per 1000 pax)	1.93	2.30	-15.9%	2.02	2.25	-10.3%
Financial data	3Q17	3Q16	% Var.	9M17	9M16	% Var.
Net YIELD (R$ cents)	24.85	22.89	8.6%	24.06	23.65	1.8%
Net PRASK (R$ cents)	19.93	18.25	9.2%	19.08	18.33	4.1%
Net RASK (R$ cents)	22.62	20.88	8.3%	22.03	20.86	5.6%
CASK (R$ cents)	19.93	18.84	5.8%	20.29	19.40	4.6%
CASK ex-fuel (R$ cents)	14.11	13.04	8.3%	14.30	13.56	5.4%
CASK (R$ cents) adjusted [4]	19.90	18.95	5.0%	19.98	20.00	-0.1%
CASK ex-fuel (R$ cents) adjusted [4]	14.08	13.14	7.1%	13.99	14.16	-1.2%
Breakeven Load Factor	70.7%	72.0%	-1.3 p.p	73.0%	72.1%	0.9 p.p
Average Exchange Rate [1]	3.1640	3.2460	-2.5%	3.1750	3.5519	-10.6%
End of period Exchange Rate [1]	3.1680	3.2462	-2.4%	3.1680	3.2462	-2.4%
WTI (avg. per barrel. US$) [2]	48.20	44.94	7.3%	49.36	41.40	19.2%
Price per liter Fuel (R$) [3]	1.99	1.96	1.7%	2.03	1.94	4.7%
Gulf Coast Jet Fuel (avg. per liter. US$)[2]	0.42	0.34	22.3%	0.39	0.31	25.7%

1. Source: Central Bank; 2. Source: Bloomberg; 3. Fuel expenses/liters consumed; 4. Excluding non-recurring results on return of aircraft under finance lease contracts and sale-leaseback transactions; 5. Change on methodology from flight hours to block hours per day between 1Q17 and 2Q17; and 6. Average operating fleet excluding sub-leased aircraft and those under MRO.

*Certain variation calculations in this report may not match due to rounding.

Domestic market – GOL

In this quarter, GOL domestic supply increased by 3.9% over 3Q16. Demand increased by 4.5% in 3Q17 and load factor reached 80.9%, an increase of 0.5 p.p. when compared to 3Q16.

In 9M17, domestic supply expanded 0.2% in comparison to 9M16, while demand was up 2.4% in the same period. Load factor improved by 1.7 p.p, reaching 79.6% in 9M17.

GOL transported 7.8 million domestic passengers in the quarter, representing an increase of 2.6%, when compared to the same period in 2016. The company is the leader in number of transported passengers in Brazil’s domestic aviation market.

International market - GOL

GOL’s international supply increased 9.1% in the quarter compare to 3Q16. In 9M17, The Company showed a decrease of 2.7% when compared to the 9M16.

International demand increased 10.1% in 3Q17 when compared to the 3Q16 and was stable for 9M17 when compared to 9M16. International load factors recorded in 3Q17 were 75.3%, increasing 0.7 p.p. over 3Q16. In 9M17, load factors reached 76.4%, a growth of 2.1 p.p. in relation to 9M16. During the quarter, GOL transported 0.5 million passengers in the international market, an increase of 5.3% when compared to the third quarter of 2016.

Volume of Departures and Total seats - GOL

The total volume of GOL departures was 63,800, an increase of 2.0% in 3Q17 over 3Q16. This volume totaled 185,700 departures for 9M17, down 6.0% when compared to 9M16, due to the rationalization of our network that we carried out in May 2016. The total number of seats available to the market was 10.7 million in the third quarter of 2017, an increase of 2.4% over the same period of 2016. For 9M17, the total number of seats was 31.1 million seats, a decrease of 5.7% over 9M16.

PRASK, Yield and RASK

Net PRASK increased by 9.2% in the quarter when compared to 3Q16, reaching 19.93 cents (R$), due to the growth of net revenue with passengers in 14.1% in the quarter. In 9M17, net PRASK reached 19.08 cents (R$), an increase of 4.1% compared to 9M16.

Our Net RASK was 22.62 cents (R$) in 3Q17, an increase of 8.3% over 3Q16. In 9M17, it was 22.03 cents (R$), an increase of 5.6% over the same period of 2016.

Net yield increased by 8.6% in 3Q17 compared to 3Q16, reaching 24.85 cents (R$), largely due to the 11.3% increase in our average fare. For 9M17, net yield increased by 1.8% when compared to 9M16, reaching 24.06 cents (R$).

Capital Expenditures

Net capex in the quarter ended September 30 of 2017 with a cash effect was R$146.5 million, mainly due to the capitalization of engine maintenance in the period.

Total Fleet

Final	3Q17	3Q16	Var.	2Q17	Var.
Boeing 737-NGs	120	135	-15	120	0
737-800 NG	92	102	-10	92	0
737-700 NG	28	33	-5	28	0
By rental type	3Q17	3Q16	Var.	2Q17	Var.
Financial Leasing (737-NG)	31	34	-3	31	0
Operating Leasing (373-NG)	89	101	-12	89	0

At the end of 3Q17, out of a total of 120 Boeing 737-NG aircraft, GOL was operating 116 aircraft on its routes. The four-remaining aircraft were sub-leased to another airline.

In 3Q16, out of a total of 135 aircraft, GOL was operating 116 aircraft on its routes. Of the 19 remaining aircraft, 11 were in the process of being returned to the lessors and 8 were sub-leased to other airlines.

GOL has 89 aircraft under operating leasing arrangements and 31 aircraft under financial leasing. 31 aircraft of the total fleet have a purchase option for when their leasing contracts expire.

The average age of the fleet was 8.9 years at the end of 3Q17. In order to maintain this low average, the Company has 120 firm Boeing 737 MAX 8 acquisition orders for fleet renewal by 2028. The first Boeing 737 MAX aircraft is expected to be received by the Company in July 2018.

Fleet plan	2017E	2018E	2019E	>2019E	Total
Operating Fleet (End of the year)	115	121	124
Aircraft Commitments (R$ million)*	-	-	2,836.3	42,111.7	44,948.0
Pre-Delivery Payments (R$ million)	52.8	466.9	758.9	5,146.7	6,425.3

                     * Considers aircraft list price

The Company continues to carry out maintenance procedures with excellence both in its equipment and in the provision of services to other operators and to its partner Delta, as already proven through certifications by the regulatory agencies ANAC- National Civil Aviation Agency, the American regulatory agency FAA - Federal Aviation Administration and recently by EASA - European Aviation Safety Agency, the aeronautical regulator of the European community. This certification ratifies the high standard and excellence in aircraft and component maintenance services that reaffirms GOL’s commitment to ensuring that its processes, manuals and maintenance training programs are in line with aviation global best practices.

Liquidity and Indebtedness

As of September 30, 2017, the Company registered total liquidity (total cash, including cash and cash equivalents, financial investments, restricted cash and accounts receivables) of R$2,118.1 million, an increase of R$347.6 million over the cash position of June 30, 2017. Accounts Receivable totaled R$961.8 million, consisting mostly of ticket sales via credit card and accounts receivable from travel agencies, increasing 11.8% versus 2Q17.

Outlook

Based on nine-month 2017 actual results, the Company is revising its financial outlook for full-year 2017.

Financial Outlook	2017 Previous	9M17 (actual)	2017 Revised
Average operating fleet	115	116	115
Variation in supply (ASK)	0% to -2%	-0.1%	+/- 0.5%
Variation in total seats	-3 to -5%	-5.7%	+/- 2%
Variation in volume of departures	-3 to -5%	-6.0%	+/- 4%
Average load factor	77% to 79%	79%	+/- 79%
Net Revenues (billion)	+/- R$10	R$7.6	+/- R$10.3
Non-fuel CASK (R$ cents)	+/- 14	14.1	+/- 13.7
Aircraft rent (billion)	+/- R$1	R$0.7	+/- R$1
EBITDA margin	12% to 14%	13%	+/-14%
Operating (EBIT) margin	7% to 9%	8%	+/- 9%
Earnings per share – fully diluted¹	R$0.38 to R$0.52	R$0.04	R$0.80 to R$0.90
Fully-diluted shares outstanding (million) [2]	347.2	347.7	347.7
Earnings per ADS – fully diluted¹	US$0.57 to US$0.78	US$0.06	US$1.25 to US$1.40
Fully-diluted ADS outstanding (million) [2]	69.4	69.5	69.5
Net Debt/LTM EBITDA	+/- 4.2x	3.4x3	+/- 3.4x

1 After participation of minority interest in Smiles S.A. 2Non-onerous transfer of preferred shares related to the premiums granted to the beneficiaries under the Company's Restricted Share Plan ("Plan"), after the vesting period, as defined in the Plan.  3. Net Debt of R$4,345 MM, excluding perpetual bonds, and LTM EBITDA of R$1,284MM (as of September 30, 2017).

Given the volatility of the Brazilian economy, the current guidance for 2017 (above) may be adjusted in order to incorporate the evolution of its operating and financial performance and any eventual changes in interest rates, inflation, exchange rate, GDP growth and WTI and Brent oil price trend.

Glossary of industry terms

|        AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

|        AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

|        AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

|        AVAILaBLE FREIGHT TONNE KILOMETER (AFTK):  cargo capacity in tonnes multiplied by number of kilometers flown.

|        AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

|        BLOCK HOURS: the time an aircraft is in flight plus taxiing time.

|        BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

|        BRENT: oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.

|        CHARTER: a flight operated by an airline outside its normal or regular operations.

|        EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

|        FREIGHT LOAD FACTOR (FLF): percentage of cargo capacity that is actually utilized (calculated dividing FTK by AFTK)

|        FREIGHT TONNE KILOMETERS (FTK):  weight of revenue cargo in tonnes multiplied by number of kilometers flown by such tonnes.

|        LESSOR: the party renting a property or other asset to another party, the lessee.

|        LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

|        LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

|        OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.

|        OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

|        OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

|        PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK): total passenger revenue divided by the total number of available seat kilometers.

|        REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

|        REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

|        SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back, enabling use of the resource without owning it.

|        SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

|        SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

|        TOTAL CASH: the sum of cash, financial investments and short and long-term restricted cash.

|        WTI Barrel: West Texas Intermediate – the West Texas region, where US oil exploration is concentrated. Serves as a reference for the US petroleum byproduct markets.

|        Yield pEr PASSENGER KILOMETER: the average value paid by a passenger to fly one kilometer.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

Report of the Statutory Audit Committee (CAE)

The GOL LINHAS AÉREAS INTELIGENTES S.A. Statutory Audit Committee, in compliance with its legal and statutory obligations, has reviewed the interim information for the nine-month period ended September 30, 2017. On the basis of the procedures we have undertaken, and taking into account the independent auditors’ review report issued by Ernst & Young Auditores Independentes S.S. and the information and explanations we have received during the period, we consider that these documents are in condition to be submitted to the consideration of the Board of Directors.

São Paulo, November 7, 2017.

Antônio Kandir

Member of the Statutory Audit Committee

André Jánszky

Member of the Statutory Audit Committee

James Meaney

Member of the Statutory Audit Committee

Declaration of the officers on the interim financial information

In compliance with CVM Instruction No. 480/09, the Executive officers declare that they have discussed, reviewed and approved the interim financial information for the nine-month period ended September 30, 2017.

São Paulo, November 7, 2017.

Paulo S. Kakinoff

President and Chief Executive Officer

Richard F. Lark Jr.

Executive Vice President and Chief Financial Officer

Declaration of the officers on the review report of independent auditors on the interim financial information

In compliance with CVM Instruction No. 480/09, the Executive officers declare that they have discussed, reviewed and approved the conclusions expressed in the review report of independent auditors on the review of interim financial information for the nine-month period ended September 30, 2017.

São Paulo, November 7, 2017.

Paulo S. Kakinoff

President and Chief Executive Officer

Richard F. Lark Jr.

Executive Vice President and Chief Financial Officer

(A free translation from the original in Portuguese into English)

Report on the review of interim financial information

To

The Shareholders, Board of Directors and Officers

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP

Introduction

We have reviewed the individual and consolidated interim financial information of Gol Linhas Aéreas Inteligentes S.A. (the “Company”), contained in the Quarterly Information (ITR) for the quarter ended September 30, 2017, which comprises the statement of financial position as at September 30, 2017 and the related statements of operations and comprehensive income for the three and nine-month periods then ended, and the statements of changes in equity and cash flows for the nine-month period then ended and explanatory notes.

The Company’s Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Accounting Pronouncement CPC 21 (R1) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of this financial information in accordance with the rules issued by the Brazilian Securities Commission (“CVM”), applicable to the preparation of Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Review Engagements (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the individual and consolidated interim financial information included in the Quarterly Information referred to above are not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34 applicable to the preparation of Quarterly Information (ITR), consistently with the rules issued by the Brazilian Securities Commission (CVM).

Other matters

Statements of value added

We have also reviewed the individual and consolidated statements of value added for the nine-month period ended September 30, 2017, prepared under the responsibility of the Company’s Management, the presentation of which in the interim financial information is required by the rules issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Information (ITR), and as supplementary information under IFRS, which does not required a presentation of a statement of value added. These statements have been subject to the same review procedures previously described and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, consistently with the overall interim financial information.

São Paulo, November 7, 2017.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP034519/O-6

Vanessa Martins Bernardi

Accountant CRC-1SP244569/O-3

Statements of financial position

As of September 30, 2017 and December 31, 2016 (In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
Assets	Note	09/30/2017	12/31/2016	09/30/2017	12/31/2016

Current assets
Cash and cash equivalents	4	13,767	57,378	602,205	562,207
Short-term investments	5	1	49	298,010	431,233
Trade receivables	7	-	-	961,756	760,237
Inventories	8	-	-	193,932	182,588
Recoverable taxes	9.1	9,043	9,289	74,117	27,287
Derivatives	29	11,094	-	29,654	3,817
Other current assets		4,178	64,770	123,553	113,345
Total current assets		38,083	131,486	2,283,227	2,080,714

Noncurrent assets
Deposits	10	60,501	38,760	1,126,986	1,188,992
Restricted cash	6	70,209	32,656	256,079	168,769
Recoverable taxes	9.1	6,054	17,286	7,107	72,060
Deferred taxes	9.2	14,318	13,409	288,531	107,159
Other noncurrent assets		-	-	391	4,713
Related parties	11	1,496,026	1,873,350	-	-
Investments	13	380,218	281,758	16,233	17,222
Property, plant and equipment	15	323,013	323,013	3,180,303	3,025,010
Intangible assets	16	-	-	1,731,177	1,739,716
Total noncurrent assets		2,350,339	2,580,232	6,606,807	6,323,641

Total		2,388,422	2,711,718	8,890,034	8,404,355

The accompanying notes are an integral part of the interim financial information.

Statements of financial position

As of September 30, 2017 and December 31, 2016 (In thousands of Brazilian reais - R$)

		Parent Company		Consolidated
Liabilities and equity	Note	09/30/2017	12/31/2016	09/30/2017	12/31/2016

Current liabilities
Short-term debt	17	42,228	277,219	585,827	835,290
Suppliers	18	1,576	1,314	1,225,366	1,097,997
Salaries		309	309	353,549	283,522
Taxes payable	19	624	119	115,610	146,174
Landing fees		-	-	348,939	239,566
Advance ticket sales	20	-	-	1,371,517	1,185,945
Mileage program	21	-	-	770,350	781,707
Advances from customers		-	-	59,987	16,823
Provisions	22	-	-	6,508	66,502
Derivatives	29	-	-	35,141	89,211
Operating leases	28	-	-	57,975	7,233
Share loan liabilities	29	106,976	-	106,976	-
Other current liabilities		38,038	2,252	80,107	98,772
Total current liabilities		189,751	281,213	5,117,852	4,848,742

Noncurrent liabilities
Long-term debt	17	2,927,293	2,984,495	5,335,010	5,543,930
Suppliers	18	-	-	139,686	13,517
Provisions	22	-	-	730,479	723,713
Mileage program	21	-	-	189,415	219,325
Deferred taxes	9.2	-	-	338,020	338,020
Taxes payable	19	-	-	60,035	42,803
Related companies	11	52,504	21,818	-	-
Provision for loss on investment	13	2,746,973	3,074,190	-	-
Operating leases	28	-	-	87,374	-
Other noncurrent liabilities		10,679	-	27,491	31,056
Total noncurrent liabilities		5,737,449	6,080,503	6,907,510	6,912,364

Equity	23
Capital stock		3,081,287	3,080,110	3,081,287	3,080,110
Shares to be issued		1,492	-	1,492	-
Share issuance costs		(42,290)	(42,290)	(155,618)	(155,618)
Treasury shares		(4,168)	(13,371)	(4,168)	(13,371)
Capital reserves		88,762	91,399	88,762	91,399
Equity valuation adjustments		(118,820)	(147,229)	(118,820)	(147,229)
Share-based payments reserve		115,714	113,918	115,714	113,918
Gains on change in investment		751,584	693,251	751,584	693,251
Accumulated losses		(7,412,339)	(7,425,786)	(7,299,011)	(7,312,458)
Deficit attributable to equity holders of the parent		(3,538,778)	(3,649,998)	(3,538,778)	(3,649,998)

Non-controlling interests from Smiles		-	-	403,450	293,247

Total deficit		(3,538,778)	(3,649,998)	(3,135,328)	(3,356,751)

Total liabilities and deficit		2,388,422	2,711,718	8,890,034	8,404,355

The accompanying notes are an integral part of the interim financial information.

Statements of financial position

As of September 30, 2017 and December 31, 2016 (In thousands of Brazilian reais - R$)

		Parent Company
		Three-month period ended		Nine-month period ended
	Note	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Operating income (expenses)
Administrative expenses	25	(8,814)	802	(19,546)	(6,332)
Other operating (expenses) income, net	25	(1,989)	24,836	(5,966)	247,961
Total operating (expenses) income		(10,803)	25,638	(25,512)	241,629

Equity results	13	362,304	(259,664)	184,544	5,279

Income (loss) before financial result, net and income taxes		351,501	(234,026)	159,032	246,908

Financial result
Financial income	26	30,016	316,665	69,870	362,093
Financial expenses	26	(121,740)	(92,322)	(259,102)	(288,765)
Exchange rate variation, net	26	66,744	8,809	42,738	634,171
Total financial result		(24,980)	233,152	(146,494)	707,499

Income (loss) before income taxes		326,521	(874)	12,538	954,407

Income and social contribution taxes
Current	9	143	-	-	-
Deferred	9	954	(11)	909	(11)
Total income and social contribution taxes		1,097	(11)	909	(11)

Net income (loss) for the period		327,618	(885)	13,447	954,396

Basic earnings (loss) per share
Per common share	14	0.027	(0.000)	0.001	0.079
Per preferred share	14	0.943	(0.003)	0.039	2.758

Diluted earnings (loss) per share
Per common share	14	0.027	(0.000)	0.001	0.079
Per preferred share	14	0.931	(0.003)	0.038	2.758

The accompanying notes are an integral part of the interim financial information.

Statements of financial position

As of September 30, 2017 and December 31, 2016 (In thousands of Brazilian reais - R$)

		Consolidated
		Three-month period ended		Nine-month period ended
	Note	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Net revenue
Passenger	24	2,394,657	2,099,353	6,577,636	6,329,157
Cargo and other	24	323,278	302,066	1,020,136	874,144
Total net revenue		2,717,935	2,401,419	7,597,772	7,203,301

Cost of services provided	25	(1,828,372)	(1,849,712)	(5,606,822)	(5,788,255)

Gross profit		889,563	551,707	1,990,950	1,415,046

Operating expenses
Selling expenses	25	(251,258)	(205,090)	(640,803)	(627,668)
Administrative expenses	25	(313,295)	(148,236)	(742,695)	(507,207)
Other operating (expenses) income, net	25	(1,989)	35,582	(5,966)	222,876
Total operating expenses		(566,542)	(317,744)	(1,389,464)	(911,999)

Equity results	13	129	(1,397)	260	(4,715)

Income before financial result, net and income taxes		323,150	232,566	601,746	498,332

Financial result
Financial income		57,586	352,161	125,122	489,017
Financial expenses		(267,711)	(417,437)	(771,774)	(1,058,285)
Exchange rate variation, net		238,849	(35,588)	150,496	1,397,703
Total financial result	26	28,724	(100,864)	(496,156)	828,435

Income before income taxes		351,874	131,702	105,590	1,326,767

Income and social contribution taxes
Current		(43,321)	(65,000)	(197,688)	(189,238)
Deferred		179,431	(799)	406,440	(4,982)
Total income and social contribution taxes	9	136,110	(65,799)	208,752	(194,220)

Net income for the period		487,984	65,903	314,342	1,132,547

Net income (loss) attributable to:
Equity holders of the parent		327,618	(885)	13,447	954,396
Non-controlling interests from Smiles		160,366	66,788	300,895	178,151

Basic earnings (loss) per share
Per common share	14	0.027	(0.000)	0.001	0.079
Per preferred share	14	0.943	(0.003)	0.039	2.758

Diluted earnings (loss) per share
Per common share	14	0.027	(0.000)	0.001	0.079
Per preferred share	14	0.931	(0.003)	0.038	2.758

The accompanying notes are an integral part of the interim financial information.

Statements of comprehensive income

Periods ended September 30, 2017 and 2016

(In thousands of Brazilian reais - R$)

		Parent Company
		Three-month period ended		Nine-month period ended
	Note	09/30/2017	09/30/2016	09/30/2017	09/30/2016

Net income (loss) for the period		327,618	(885)	13,447	954,396

Cash flow hedges		4,120	137,238	28,409	104,895
Tax effect		-	(46,661)	-	(35,664)
Other comprehensive income to be reclassified to profit or loss in subsequent periods	29	4,120	90,577	28,409	69,231

Total comprehensive income for the period		331,738	89,692	41,856	1,023,627

		Consolidated
		Three-month period ended		Nine-month period ended
	Note	09/30/2017	09/30/2016	09/30/2017	09/30/2016

Net income for the period		487,984	65,903	314,341	1,132,547

Cash flow hedges		4,120	137,238	28,409	104,895
Tax effect		-	(46,661)	-	(35,664)
Other comprehensive income to be reclassified to profit or loss in subsequent periods	29	4,120	90,577	28,409	69,231

Total comprehensive income for the period		492,104	156,480	342,751	1,201,778

Comprehensive income attributable to:
Equity holders of the parent		331,738	89,692	41,856	1,023,627
Non-controlling interests from Smiles		160,366	66,788	300,895	178,151

The accompanying notes are an integral part of the interim financial information.

Statements of changes in equity - Parent Company

Nine-month periods ended September 30, 2017 and 2016

(In thousands of Brazilian reais - R$)

						Capital reserves		Equity valuation adjustments
	Note	Capital stock	Advance for future capital increase	Share issuance costs	Treasury shares	Goodwill on transfer of shares	Special goodwill reserve of subsidiary	Unrealized hedge gain (losses)	Share-based payments	Gains on change in investment	Accumula-ted losses	Total
Balances as of December 31, 2015		3,080,110	-	(41,895)	(22,699)	27,882	70,979	(178,939)	103,126	690,379	(8,275,405)	(4,546,462)
Other comprehensive income, net		-	-	-	-	-	-	69,231	-	-	-	69,231
Share-based payments		-	-	-	-	-	-	-	9,526	-	-	9,526
Share issuance costs		-	-	(395)	-	-	-	-	-	-	-	(395)
Gains on change in investment		-	-	-	-	-	-	-	-	2.829	-	2,829
Net income for the period		-	-	-	-	-	-	-	-	-	954,396	954,396
Restricted shares transferred		-	-	-	8,799	(7,157)	-	-	(1,642)	-	-	-
Balances as of September 30, 2016		3,080,110	-	(42,290)	(13,900)	20,725	70,979	(109,708)	111,010	693,208	(7,321,009)	(3,510,875)

Balances as of December 31, 2016		3,080,110	-	(42,290)	(13,371)	20,420	70,979	(147,229)	113,918	693,251	(7,425,786)	(3,649,998)
Stock options exercised		1,177	1,492	-	-	-	-	-	-	-	-	2,669
Other comprehensive income, net		-	-	-	-	-	-	28,409	-	-	-	28,409
Share-based payments	23	-	-	-	-	-	-	-	8,362	-	-	8,362
Gains on change in investment		-	-	-	-	-	-	-	-	3,886	-	3,886
Sale of interest in subsidiary	13	-	-	-	-	-	-	-	-	54,447	-	54,447
Restricted shares transferred		-	-	-	9,203	(2,637)	-	-	(6,566)	-	-	-
Net income for the period		-	-	-	-	-	-	-	-	-	13,447	13,447
Balances as of September 30, 2017		3,081,287	1,492	(42,290)	(4,168)	17,783	70,979	(118,820)	115,714	751,584	(7,412,339)	(3,538,778)

The accompanying notes are an integral part of the interim financial information.

Statements of changes in equity - Consolidated Nine-month periods ended September 30, 2017 and 2016 (In thousands of Brazilian reais - R$)

						Capital reserves		Equity valuation adjustments
	Note	Capital stock	Advance for future capital increase	Share issuance costs	Treasury shares	Goodwill on transfer of shares	Special goodwill reserve of subsidiary	Unrealized hedge gain (losses)	Share-based payments	Gains on change in investment	Accumula-ted losses	Deficit attributable to equity holders of the parent	Smiles’ non-controlling interests	Total
Balances as of December 31, 2015		3,080,110	-	(155,223)	(22,699)	27,882	70,979	(178,939)	103,126	690,379	(8,162,077)	(4,546,462)	224,022	(4,322,440)
Other comprehensive income (loss), net		-	-	-	-	-	-	69,231	-	-	-	69,231	-	69,231
Sstock option exercised		-	-	-	-	-	-	-	-	-	-	-	3,723	3,723
Share issuance costs		-	-	(395)	-	-	-	-	-	-	-	(395)	-	(395)
Share-based payments		-	-	-	-	-	-	-	9,526	-	-	9,526	425	9,951
Gains on change in investment		-	-	-	-	-	-	-	-	2,829	-	2,829	-	2,829
Net income for the period		-	-	-	-	-	-	-	-	-	954,396	954,396	178,151	1,132,547
Restricted shares transferred		-	-	-	8,799	(7,157)	-	-	(1,642)	-	-	-	-	-
Interest on equity paid in advance		-	-	-	-	-	-	-	-	-	-	-	(8,694)	(8,694)
Dividends distributed		-	-	-	-	-	-	-	-	-	-	-	(123,766)	(123,766)
Balances as of September 30, 2016		3,080,110	-	(155,618)	(13,900)	20,725	70,979	(109,708)	111,010	693,208	(7,207,681)	(3,510,875)	273,861	(3,237,014)

Balances as of December 31, 2016		3,080,110	-	(155,618)	(13,371)	20,420	70,979	(147,229)	113,918	693,251	(7,312,458)	(3,649,998)	293,247	(3,356,751)
Stock options exercised		1,177	1,492	-	-	-	-	-	-	-	-	2,669	-	2,669
Other comprehensive income (loss), net		-	-	-	-	-	-	28,409	-	-	-	28,409	-	28,409
Capital increase from exercise of stock option in subsidiary		-	-	-	-	-	-	-	-	-	-	-	1,988	1,988
Share issuance costs		-	-	-	-	-	-	-	-	-	-	-	(635)	(635)
Share-based payments	23	-	-	-	-	-	-	-	8,362	-	-	8,362	151	8,513
Gains on change in investment		-	-	-	-	-	-	-	-	3,886	-	3,886	-	3,886
Sale of interest in subsidiary	13	-	-	-	-	-	-	-	-	54,447	-	54,447	4,863	59,310
Restricted shares transferred		-	-	-	9,203	(2,637)	-	-	(6,566)	-	-	-	-	-
Net income for the period		-	-	-	-	-	-	-	-	-	13,447	13,447	300,895	314,342
Interest on equity distributed by Smiles		-	-	-	-	-	-	-	-	-	-	-	(11,280)	(11,280)
Dividends distributed by Smiles		-	-	-	-	-	-	-	-	-	-	-	(185,779)	(185,779)
Balances as of September 30, 2017		3,081,287	1,492	(155,618)	(4,168)	17,783	70,979	(118,820)	115,714	751,584	(7,299,011)	(3,538,778)	403,450	(3,135,328)

The accompanying notes are an integral part of the interim financial information.

Statements of cash flows Nine-month periods ended September 30, 2017 and 2016 (In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Operating activities
Net income for the period	13,447	954,396	314,342	1,132,547
Adjustment to reconcile net income to net cash provided by operating activities
Depreciation and amortization	-	-	361,871	325,758
Allowance for doubtful accounts	-	-	5,034	10,642
Provision for legal proceedings	-	-	122,038	126,473
Provision for inventory obsolescence	-	-	856	-
Deferred taxes	(909)	11	(406,440)	4,982
Equity results	(184,544)	(5,279)	(260)	4,715
Share-based payments	-	775	11,169	9,951
Exchange and monetary variations, net	(44,279)	(426,285)	(153,041)	(1,100,939)
Interest on debt and financial lease	161,135	174,394	434,118	489,975
Unrealized hedge results	(11,094)	-	(11,094)	(2,442)
Provision for profit sharing	-	-	67,975	8,119
Write-off property, plant and equipment and intangible assets	-	104,287	39,385	130,850
Losses from capital increase in associate	-	-	-	1,368
Gain on redemption of debt	-	(286,799)	-	(286,799)
Other provisions	-	-	1,932	-
	(66,244)	515,500	787,885	855,200
Changes in assets and liabilities:
Trade receivables	-	-	(205,289)	(228,671)
Short-term investments	48	121,521	256,949	27,860
Inventories	-	-	(12,200)	18,120
Deposits	(18,848)	(6,834)	55,024	(279,319)
Suppliers	262	(4,801)	186,102	(111,249)
Suppliers - Forfaiting	-	-	64,393	-
Advance ticket sales	-	-	185,572	(45,193)
Advances from customers	-	-	43,164	74,737
Salaries	-	(75)	2,052	14,914
Mileage program	-	-	(41,267)	30,758
Landing fees	-	-	109,373	(26,495)
Taxes payable	505	(147)	363,678	(138,150)
Derivatives	-	-	(40,404)	121,812
Provisions	-	-	(190,077)	(190,266)
Operating leases	-	-	138,116	(83,456)
Other assets (liabilities)	68,280	29,723	33,507	(18,868)
Interest paid	(221,109)	(306,780)	(436,153)	(561,298)
Income tax paid	-	-	(151,942)	155,440
Net cash flows (used in) from operating activities	(237,106)	348,107	1,148,483	(384,124)

Investing activities
Sale of interest in subsidiary, net of taxes	59,309	-	59,309	-
Transactions with related parties	419,532	(1,162,406)	-	-
Restricted cash	(37,553)	49,275	(89,798)	405,990
Short-term investments of Smiles	-	-	(123,813)	59,854
Capital increase in subsidiary and investee	(451,609)	(191,587)	-	(3,439)
Advances for property, plant and equipment acquisition, net	-	507,398	55,914	453,543
Property, plant and equipment	-	-	(542,252)	(99,515)
Intangible assets	-	-	(28,989)	(22,397)
Dividends and interest on shareholder's equity received	288,163	155,708	1,249	1,993
Net cash flows (used in) from investing activities	277,842	(641,612)	(668,380)	796,029

Statements of cash flows Nine-month periods ended September 30, 2017 and 2016 (In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Financing activities
Loan funding, net of issuance costs	93,145	-	323,852	-
Exchange offer costs	-	(26,230)	-	(26,230)
Loan payments	(179,021)	(50,298)	(316,677)	(496,053)
Finance lease payments	-	-	(203,722)	(306,487)
Dividends and interest on equity paid to non-controlling interests of Smiles	-	-	(248,284)	(153,962)
Advance for future capital increase	-	-	1,492	-
Share issuance costs	-	(395)	-	(395)
Capital increase	2,669	-	1,177	-
Net cash flows used in financing activities	(83,207)	(76,923)	(442,162)	(983,127)

Foreign exchange variation on cash held in foreign currencies	(1,140)	973	2,057	(17,431)

Net (decrease) increase in cash and cash equivalents	(43,611)	(369,455)	39,998	(588,653)

Cash and cash equivalents at the beginning of the period	57,378	387,323	562,207	1,072,332
Cash and cash equivalents at the end of the period	13,767	17,868	602,205	483,679

Statements of cash flows - Additional information

Non-cash transactions
Interest on shareholders' equity for distribution, net of taxes	(7,751)	-	6,947	-
Interest on shareholders' equity receivable	4,863	-	-	-
Costs on sale in subsidiary’s interest	4,865	-	-	-
Escrow deposits	-	-	10,307	-
Write-off of finance lease agreements	-	-	(15,334)	-
Renegotiation of finance lease agreements	-	-	-	549,144
Provision for aircraft return	-	-	-	78,602
Software acquisition	-	-	-	30,728

Statements of value added Nine-month periods ended September 30, 2017 and 2016 (In thousands of Brazilian reais - R$)

	Parent Company		Consolidated
	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Revenues
Passengers, cargo and other	-	-	8,114,147	7,685,282
Other operating income	-	301,166	29,338	333,819
Allowance (reversal) for doubtful accounts	-	-	(305)	4,241
Total revenues	-	301,166	8,143,180	8,023,342

Inputs acquired from third parties (including ICMS and IPI)
Suppliers of aircraft fuel	-	-	(2,095,736)	(2,061,726)
Material, electricity, third-party services and others	(16,708)	(57,168)	(2,150,783)	(2,209,047)
Aircraft insurance	-	-	(10,121)	(26,091)
Sales and marketing	-	(217)	(404,579)	(391,860)
Gross value added	(16,708)	243,781	3,481,961	3,334,618

Depreciation and amortization	-	-	(361,871)	(325,758)
Value added produced	(16,708)	243,781	3,120,090	3,008,860

Value added received in transfer
Equity results	184,544	5,279	260	(4,715)
Financial income	133,521	406,101	762,644	2,328,453
Value added for distribution	301,357	655,161	3,882,994	5,332,598

Distribution of value added:
Salaries	3,985	2,185	1,000,570	915,697
Benefits	-	-	119,635	113,253
FGTS	-	(57)	77,477	77,430
Personnel	3,985	2,128	1,197,682	1,106,380

Federal taxes	28,665	905	368,439	666,597
State taxes	-	-	21,546	26,501
Municipal taxes	-	-	1,827	1,399
Tax, charges and contributions	28,665	905	391,812	694,497

Interest	241,429	(323,935)	1,206,437	1,405,291
Rent	-	-	758,776	921,816
Other	13,831	21,667	13,945	72,067
Third-party capital remuneration	255,260	(302,268)	1,979,158	2,399,174

Net income for the period	13,447	954,396	13,447	954,396
Net income for the period attributable to non-controlling interests of Smiles	-	-	300,895	169,457
Interest on shareholders' equity payable	-	-	-	8,694
Remuneration of own capital	13,447	954,396	314,342	1,132,547

Value added for distribution	301,357	655,161	3,882,994	5,332,598

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

1.   General information

Gol Linhas Aéreas Inteligentes S.A. (the “Company” or “GLAI”) is a publicly-listed company incorporated on March 12, 2004, under the Brazilian Corporate Law. The Company is a holding company of the following main subsidiaries: (i) Gol Linhas Aéreas S.A. (“GLA”, formerly “VRG Linhas Aéreas S.A.”, prior to the change in the corporate name on September 22, 2016), which is mainly engaged in (a) the regular and non-regular flight transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the regulator; and (b) other activities in relation to flight transport services provided in its by-laws; and (ii) Smiles Fidelidade S.A. (“Smiles Fidelidade”, formerly Webjet Participações S.A. prior to the change in the corporate name on July 1, 2017), which mainly operates (a) the development and management of its own or third party’s customer loyalty program, and (b) sale of redemption rights of awards related to the loyalty program.

Additionally, the Company is the direct parent company of the wholly-owned subsidiaries GAC Inc. (“GAC”), Gol Finance Inc. (“Gol Finance”), Gol LuxCo S.A. (“Gol LuxCo”) and Gol Dominicana Lineas Aereas SAS (“Gol Dominicana”).

The Company’s corporated address is located at Praça Comandante Linneu Gomes, s/n, concierge 3, building 24, Jardim Aeroporto, São Paulo, Brazil.

The Company’s shares are traded on the Brazilian Securities, Commodities and Futures Exchange - B3 (“B3”) and on the New York Stock Exchange (“NYSE”). The Company adopted Level 2 Differentiated Corporate Governance Practices from the B3 and is included in the Special Corporate Governance Stock Index (“IGC”) and the Special Tag Along Stock Index (“ITAG”), which were created for companies committed to apply differentiated corporate governance practices.

GLA is highly sensitive to the economy and also to the U.S. dollar, since approximately 50% of its costs are denominated in U.S. dollar. To overcome the challenges faced throughout 2016, the Company implemented a plan to improve its liquidity and its operating margin. As a result, the Company has been improving in safe levels its liquidity and ability to respond effectively to the adverse events caused by the instability of the Brazilian economic scenario.

The Company established and has been executing several initiatives to adjust its short and long-term liquidity. The diligent work performed to adjust the fleet size to the economy growth and match seat supply to demand are some of the ongoing initiatives implemented to maintain a high load factor. The Company will maintain a solid strategy by means of liquidity initiatives, such as the adjustment of the route network, initiatives to reduce costs and the adjustment of its capital structure. Moving forward with its liquidity plan, the Company is in the planning phase to implement several initiatives restructure its debt. The resources provided by this initiative will be used to amortize the Company’s most onerous debt and should significantly reduce the financial cost.

Even in a scenario with an outlook for improvement, the Company is subject to uncertainties in the Brazilian economy and political scenario that may directly impact the effectiveness of the expected results.

Management understands that the business plan prepared, presented and approved by the Board of Directors on January 31, 2017, shows strong elements to continue as going concern.

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

In 2016, the Company received inquiries from Brazilian tax authorities regarding certain payments to firms that turned out to be owned by politically exposed persons in Brazil. Following an internal investigation, the Company engaged U.S. and Brazilian external legal counsels to conduct an independent investigation to ascertain the facts with regard to these and any other payments identified as irregular and to analyze the adequacy and effectiveness of the Company’s internal control and compliance programs in light of the findings of the investigation.

In December 2016, the Company entered into a leniency agreement with the Brazilian Federal Public Ministry (the “Leniency Agreement”), under which the Company agreed to pay R$12.0 million in fines and to make improvements to its compliance program. In turn, the Federal Public Ministry agreed not to raise any criminal or civil charges related to activities that are the subject to the Leniency Agreement and that may be characterized as (i) acts of administrative impropriety and related acts involving politically exposed persons or (ii) other possible actions, which at the date of the Leniency Agreement had not been identified by the ongoing investigation (any such actions possibly resulting in an increase in the fines under the Leniency Agreement). In addition, the Company paid R$4.2 million in fines to the Brazilian tax authorities related to the above-mentioned payments. The Company voluntarily informed the U.S. Department of Justice, the SEC and the Brazilian Securities and Exchange Commission (“CVM”) of the external independent investigation and the Leniency Agreement.

The external independent investigation was concluded in April 2017. It revealed that certain additional irregular payments were made to politically exposed persons, however, none of the amounts paid were material (individually or in the aggregate) in terms of cash flow, and none of our current employees, representatives or members of our board or Management were knowlegeable of any illegal purpose behind any of the identified transactions or of any illicit benefit to the Company arising from the investigated transactions. The Company will be reporting the conclusions of the investigation to the relevant authorities in due course. These authorities may impose fines and possibly other sanctions to the Company.

During 2016, the Company took steps to strengthen and expand its internal control and compliance program. Among other measures, the Company commenced monitoring its transactions with politically exposed persons and enhanced its procurement procedures and the procedures for the contracting and execution of services by outside providers. The Company will continue to improve its internal control and compliance programs.

On July 1, 2017, in order to optimize and simplify GOL’s organizational structure, and to generate tax savings from the use of accumulated tax losses, the Company approved a corporate restructuring through the merger of Smiles S.A. and Smiles Fidelidade S.A.. As a result of the merger, Smiles S.A. was dissolved and all its assets, rights and obligations were transferred to Smiles Fidelidade S.A.

On October 23, 2017, each common share issued by Smiles S.A. and traded on B3 under the ticker SMLE3 was exchanged for one common share of Smiles Fidelidade S.A. As a result, the last trading day of the shares issued by Smiles S.A. on B3 was on October 20, 2017 and the shares issued by Smiles Fidelidade S.A. began trading on B3 under the ticker SMLS3 on October 23, 2017.

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

2.   Approval and summary of significant accounting policies applied in preparing the interim financial information

This interim financial information was authorized for issue by Management on November 7, 2017.

2.1.   Compliance Statement

The individual and consolidated interim information for the three and nine-month periods ended September 30, 2017 and 2016, has been prepared in accordance with International Accounting Standards (“IAS”) No. 34 and Accounting Pronouncement nº 21 (R1) (“CPC 21”), and the requirements issued by the CVM, applicable to the preparation of interim information.

When preparing the interim financial information, the Company uses the following disclosure criteria: (i) regulatory requirements; (ii) the relevance and specificity of the information on the Company’s operations provided to users; (iii) the information needs of the users of the interim information form; and (iv) information from other entities in the same sector, mainly in the international market. Accordingly, Management confirms that all the material information presented in this interim financial information is being demonstrated and corresponds to the information used by Management in the course of its duties and is in accordance with the requirements issued by the CVM, applicable to the preparation of interim information.

2.2.   Basis of preparation

This interim financial information was prepared based on historical cost, except for certain financial assets and liabilities that are measured at fair value and investments measured using the equity method.

This interim information does not include all the information or disclosures required in the annual financial statements, and it should therefore be read in conjunction with the financial statements for the year ended December 31, 2016, which were prepared in accordance with the accounting practices adopted in Brazil and in the International Financial Reporting Standards (IFRS). There were no changes between December 31, 2016, and September 30, 2017, in the accounting practices adopted.

Except for the subsidiary Gol Dominicana, which functional currency is the U.S. dollar, the  Company and its subsidiaries functional currency is the Brazilian real. The presentation currency of this interim financial information is the Brazilian real.

Basis of consolidation

The consolidated interim financial information comprises Gol Linhas Aéreas Inteligentes S.A., its subsidiaries, jointly controlled and associates, as follows:

Entity	Date of constitution	Location	Operational activity	Type of control	% equity interest
					09/30/2017	12/31/2016
Extensions (*):
GAC	03/23/2006	Cayman Islands	Aircraft acquisition	Direct	100.0	100.0
Gol Finance	03/16/2006	Cayman Islands	Financial funding	Direct	100.0	100.0
Gol LuxCo	06/21/2013	Luxembourg	Financial funding	Direct	100.0	100.0
GLA	04/09/2007	Brazil	Flight transportation	Direct	100.0	100.0
Smiles Fidelidade	08/01/2011	Brazil	Frequent flyer program	Direct	52.7	53.8
Smiles Viagens (**)	08/10/2017	Brazil	Travel agency	Indirect	100.0	-
Gol Dominicana	02/28/2013	Dominican Republic	Non-operational	Direct	100.0	100.0
Jointly controlled:
SCP Trip	04/27/2012	Brazil	Flight magazine	Indirect	60.0	60.0
Associate:
Netpoints	11/08/2013	Brazil	Loyalty program	Indirect	25.4	25.4

(*) These entities were created with the solely to act as an extetion of the Company’s operations or which represent rights and/or obligations established solely to meet the Company’s needs. In addition, they do not have an independent management structure and are unabled to make independent decisions. The assets and liabilities of these companies are consolidated line by line in the Parent Company’s interim information.

(**) Company in pre-operational phase.

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

2.3.   New standards, amendments and interpretations of standards

a)    Issued by the IASB, not effective until the date of this interim information and have not been early adopted by the Company:

IFRS 9 (CPC 48) – Financial instruments

In July 2014, IASB issued the final version of “IFRS 9 – Financial Instruments”, which reflects all the phases of the financial instrument project and replaces “IAS 39 – Financial Instruments: Recognition and Measurement” and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment and hedge accounting. IFRS 9 will be effective for annual periods beginning on or after January 1, 2018, with early adoption being permitted. The Company intends to adopt this standard on the effective date. This standard must be applied retrospectively; however, it is not mandatory to fully present comparative information. The adoption of IFRS 9 will affect the classification and measurement of the Company’s financial assets and, based on the instruments in effect until the moment, the Company does not expect significant impacts on the classification and measurement of its financial liabilities.

IFRS 15 (CPC 47) – Revenue from contracts with customers

In 2014, the International Accounting Standards Board (IASB) issued standard IFRS15 - Revenue from Contracts with Customers, which will be in effect for fiscal years beginning on or after January 1, 2018. IFRS15 presents revenue recognition principles based on a five-step model to be applied to all contracts with customers, in accordance with the entity’s performance requirements. The Company expects to adopt the new standard on the date it becomes effective using the full retrospective method. In 2016, the Company carried out a preliminary assessment of IFRS 15, which is subject to changes due to more detailed analyses that are still in progress. Among the main challenges for the adoption of IFRS 15, the Company believes that the recognition of the following revenues may change compared with the current format:

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

a) Passenger revenue arising from codeshare agreements: corresponds to agreements where two or more airlines get into an agreement to provide air transportation services. In situations when the Company will work as the principal, revenue will be recognized based on the gross value of the transaction (price of the ticket to the final customer), rather than on the portion that corresponds only to the service provided by the Company.

b) Ancillary revenue: comprises all revenue related to air transportation services, such as excess baggage, cancelation fees, refunds, among others. These revenues must be assessed and classified as “distinct” or “related to the main service”, and are recognized only when the air transportation service incurred. In this regard, the Company does not expect significant changes, since these revenues are already recognized based on this criteria, at the moment of recognition of passenger transportation revenue. In this regard, the Company is performing its assessment and does not expect significant changes.

c) Breakage revenue: comprises the expectation of mileage and tickets that are not likely to be used by the customer. To recognize these revenues, the Company uses analysis tools and statistical data that allow the estimate to be calculated with a reasonable level of certainty. Given the standard’s specific requirements regarding this, the Company does not believe that the implementation of IFRS 15 will cause material impacts.

Additionally, the Company will continue assessing the impacts from the adoption of the new standard and will disclose additional information as the analyses are concluded.

IFRS 16 – Leases

In January 2016, the IASB issued the final version of “IFRS 16 – Leases”, which establishes the principles for recognition, measurement and disclosure of lease operations. IFRS 16 will be effective for annual periods beginning on or after January 1, 2019. Although the adoption is permitted by the IASB on Janyary 1, 2018, local regulatory requirements issued by the CVM do not allow the adoption before the effective date of this standard. IFRS 16 requires that, for the majority of leases, the lessor will records an asset related to the right of use of the leased item, and a liability related to the lease. It is expected that the adoption of this standard will have a material impact on the Company’s financial position, with the potential increase in assets representing  the right of use of the leased item and a corresponding liability, since 89 out of 120 of the Company’s aircraft are currently accounted for as operating leases.

IFRIC 22 – Foreign currency transactions and advance consideration

In December 2016, the IASB issued IFRIC 22, which deals with the exchange rate to be used in transactions that involve consideration paid or received in advance denominated in foreign currency. The interpretation clarifies that the date of transaction is the date on which the company recognizes the non-monetary asset or liability. IFRIC 22 will be effective for annual periods beginning on or after January 1, 2018. The Company does not expect this interpretation to have significant impacts, as transactions with these characteristics already comply with this standard.

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

IFRIC 23 – Uncertainty over income tax treatments

In June 2017, the IASB issued IFRIC 23, which clarifies the application of requirements in IAS 12 “Income Taxes” when there is uncertainty over the acceptance of income tax treatments by the tax authority. The interpretation clarifies that, if it is not probable that the tax authority will accept the income tax treatments, the amounts of tax assets and liabilities shall be adjusted to reflect the best resolution of the uncertainty. IFRIC 23 will be effective for annual periods beginning on or after January 1, 2019, and the Company does not expect significant impacts from the adoption of this standard.

b) Annual improvements – Applicable to annual periods beginning on or after January 1, 2017:

IFRS 12 – Disclosure of interests in other entities

The amendments clarify that the disclosure requirements in IFRS 12 apply to an entity’s interest in a subsidiary, a joint venture or an associate (or a portion of its interest in a joint venture or an associate) that is classified (or included in a disposal group that is classified) as held for sale.

IAS 12 – Income taxes

Clarifications on the recognition requirements of deferred tax assets for unrealized losses on debt instruments and the method to assess the existence of probable future taxable income against which the deductible temporary differences can be utilized.

IAS 7 – Statement of cash flows

The amendments require entities to provide disclosures about changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes.

According to Management, there are no other standards and interpretations issued and not yet adopted that may have a significant impact on the result or equity disclosed by the Company.

3.   Seasonality

The Company expects revenues and operating results from its flights to be at their highest levels in the summer and winter months of January and July, respectively, and during the last weeks of December and in the year-end holiday period. Given the high proportion of fixed costs, this seasonality tends to drive variations in operating results across the fiscal-year quarters.

4.   Cash and cash equivalents

	Parent Company		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016
Cash and bank deposits	13,518	17,978	103,554	246,528
Cash equivalents	249	39,400	498,651	315,679
Total	13,767	57,378	602,205	562,207

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The breakdown of cash equivalents is as follows:

	Parent Company		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016
Private bonds	-	31,267	316,770	45,882
Investment funds	249	8,133	181,881	269,797
Total	249	39,400	498,651	315,679

As of September 30, 2017, the cash equivalents were comprised by private bonds (Bank Deposit Certificates - “CDBs”) and buy-back transactions, remunerated at a weighted average rate equivalent to 79.1% (52.2% as of December 31, 2016) of the Interbank Deposit Certificate rate (“CDI”).

The investment funds classified as cash equivalents have high liquidity and, according to the Company assessment, are readily convertible to a known amount of cash with insignificant risk of change in value. As of September 30, 2017, investment funds are remunerated at a weighted average rate equivalent to 101.5% (91.3% as of December 31, 2016) of the CDI rate.

5.   Short-term investments

	Parent Company		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016
Private bonds	-	-	199	77,080
Government bonds	-	-	98,975	41,104
Investment funds	1	49	198,836	313,049
Total	1	49	298,010	431,233

As of September 30, 2017, private bonds were represented by debentures, with first-rate financial institutions, remunerated at a weighted average rate equivalent to 111.5% (38% as of December 31, 2016, mainly represented by time deposits and short-term investments with first-tier financial institutions).

Government bonds were primarily represented by LFT and LTN,  accruing interest at a weighted average rate of 99.7% (102.3% as of December 31, 2016) of the CDI rate.

Investment funds include private funds and bonds accruing interest at a weighted average rate of 116.2% (101.0% as of December 31, 2016) of the CDI rate, and are exposed to the risk  of significant changes in value.

6.   Restricted cash

	Parent Company		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016
Margin deposits for hedge transactions	31,799	-	31,799	-
Deposits in guarantee of letter of credit	2,172	2,114	16,561	15,721
Escrow deposits (a)	32,338	29,360	71,897	67,345
Escrow deposits - Leases (b)	-	-	114,624	78,015
Other deposits (c)	3,900	1,182	21,198	7,688
Total	70,209	32,656	256,079	168,769

(a)     The amount of R$32,338 (parent company and consolidated) refers to a contractual guarantee for Supreme Court of Justice - STJ related to PIS and COFINS on interest on shareholders’ equity paid to GLAI as described in Note 22. The other amounts relate to guarantees of GLA letters of credit.

(b)    Related to deposits made to obtain letters of credit for aircraft operating leases from GLA.

(c)     Refers mainly to the letter of guarantee for short-term investments.

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

7.   Trade receivables

	Consolidated
	09/30/2017	12/31/2016
Local currency
Credit card administrators	422,231	345,798
Travel agencies	364,899	228,089
Cargo agencies	41,983	41,926
Airline partner companies	3,571	4,153
Other	78,266	66,774
Total local currency	910,950	686,740

Foreign currency
Credit card administrators	51,675	49,104
Travel agencies	4,771	16,323
Cargo agencies	1,001	2,215
Airline partner companies	27,007	31,200
Other	839	8,837
Total foreign currency	85,293	107,679

Total	996,243	794,419

Allowance for doubtful accounts	(34,487)	(34,182)

Total trade receivables	961,756	760,237

The aging list of trade receivables, net of allowance for doubtful accounts, is as follows:

	Consolidated
	09/30/2017	12/31/2016
Not yet due
Until 30 days	632,606	348,168
31 to 60 days	131,694	151,186
61 to 90 days	32,860	66,925
91 to 180 days	55,128	86,652
181 to 360 days	20,431	11,147
Above 360 days	196	239
Total not yet due	872,915	664,317

Overdue
Until 30 days	27,050	19,117
31 to 60 days	8,005	5,623
61 to 90 days	7,657	10,915
91 to 180 days	7,694	22,648
181 to 360 days	8,644	20,609
Above 360 days	29,791	17,008
Total overdue	88,841	95,920

Total	961,756	760,237

The changes in allowance for doubtful accounts are as follows:

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated
	09/30/2017	12/31/2016
Balance at the beginning of the period	(34,182)	(50,389)
Additions	(5,034)	(9,806)
Unrecoverable amounts	2,955	16,250
Recoveries	1,774	9,763
Balance at the end of the period	(34,487)	(34,182)

8.   Inventories

	Consolidated
	09/30/2017	12/31/2016
Consumables	29,338	27,281
Parts and maintenance materials	176,996	160,884
Other	532	6,867
Provision for obsolescence	(12,934)	(12,444)
Total	193,932	182,588

The changes in provision for obsolescence are as follows:

	Consolidated
	09/30/2017	12/31/2016
Balances at the beginning of the period	(12,444)	(12,444)
Addition	(856)	-
Write-off	366	-
Balances at the end of the period	(12,934)	(12,444)

9.   Deferred and recoverable taxes

9.1. Recoverable taxes

	Parent Company		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016
Prepaid and recoverable income taxes	13,048	24,377	57,214	51,215
Withholding income tax (IRRF) (a)	2,049	2,198	4,345	9,601
PIS and COFINS (b)	-	-	6,912	16,908
Withholding tax of public institutions	-	-	5,276	8,130
Value added tax – IVA (c)	-	-	4,704	12,044
Other	-	-	2,773	1,449
Total	15,097	26,575	81,224	99,347

Current assets	9,043	9,289	74,117	27,287
Noncurrent assets	6,054	17,286	7,107	72,060

(a) IRRF: withholding income tax on financial income from financial investments.

(b) Contributions to Social Integration Program (PIS) and Contribution for the Financing of Social Security (COFINS).

(c) IVA: Value added tax on sales of goods and services abroad.

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

9.2. Deferred tax assets (liabilities) – Noncurrent

	GLAI		GLA		Smiles		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016	09/30/2017	12/31/2016	09/30/2017	12/31/2016
Income tax losses	9,149	9,149	-	-	125,469	-	134,618	9,149
Negative basis of social contribution	3,294	3,294	-	-	45,169	-	48,463	3,294
Temporary differences:
Mileage program	-	-	1	9	-	-	1	9
Allowance for doubtful accounts and other credits	-	-	16,155	13,697	52	126	16,207	13,823
Provision for losses on GLA’s acquisition	-	-	143,350	143,350	-	-	143,350	143,350
Provision for legal proceedings and tax liabilities	945	966	20,787	16,352	4,332	169	26,064	17,487
Aircraft return	-	-	38,197	32,515	-	-	38,197	32,515
Derivative transactions	(3,772)		3,791	1,635	-		19	1,635
Tax benefit due to goodwill incorporation (a)	-	-	-	-	18,235	29,177	18,235	29,177
Flight rights	-	-	(353,226)	(353,226)	-	-	(353,226)	(353,226)
Depreciation of engines and parts for aircraft maintenance	-	-	(167,512)	(148,581)	-	-	(167,512)	(148,581)
Reversal of goodwill amortization on GLA’s acquisition	-	-	(127,659)	(127,659)	-	-	(127,659)	(127,659)
Aircraft leases	-	-	18,292	30,589	-	-	18,292	30,589
Other (b)	4,702	-	69,804	53,299	44,931	33,193	155,462	117,577
Total deferred taxes - Noncurrent	14,318	13,409	(338,020)	(338,020)	238,188	62,665	(49,489)	(230,861)

(a)         Related to the tax benefit from the reverse merger of G.A. Smiles Participações S.A. by Smiles S.A. Under the terms of the current tax legislation, goodwill arising from the transaction will be a deductible expense when calculating income and social contribution taxes.

(b)         The R$36,025 portion of taxes on unrealized profits from transactions between GLA and Smiles is recognized directly in Consolidated (R$31,085 as of December 31, 2016).

The Company, GLA and Smiles Fidelidade have net operating loss carryforwards, comprised of accumulated income tax losses and negative basis of social contribution. The net operating loss carryforwards do not expire, however, their use is limited to 30% of the annual taxable income. Net operating loss carryforwards are as follows:

	Parent Company (GLAI)		Directly held subsidiary (GLA)		Directly held (Smiles Fidelidade)
	09/30/2017	12/31/2016	09/30/2017	12/31/2016	09/30/2017	12/31/2016
Accummulated income tax losses	169,973	190,125	4,081,792	3,971,845	812,958	867,403
Negative basis of social contribution	169,973	190,125	4,081,792	3,971,845	812,958	867,403

The Company’s Management considers that the deferred assets and liabilities recognized as of September 30, 2017 arising from temporary differences will be realized in proportion to realization of their bases and the expectation of future results.

The analysis of the realization of deferred tax assets was prepared on a company basis, as follows:

GLAI: the Company has tax credits of R$59,666, of which R$57,791 is related to net operating loss

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

carryforwards and R$1,875 is related to temporary differences, with realization supported by the Company’s long-term plan. However, for the nine months ended September 30, 2017, the Company reassessed its projections and did not recognize a deferred tax assets for an amount of R$45,348 related to net operating loss carryforwards.

GLA: GLA has tax credits on net operating loss carryforwards of R$1,387,809. However, in view of recent events on the political scenario in Brazil, instability of the economic environment, constant fluctuations in the U.S. dollar exchange rate and other variables that significantly affect the projections of future results, as well as the history of losses in recent years, GLA did not recognize a deferred tax asset in relation to its total net operating loss carryforwards. On March 10 and September 19, 2017, the Company adhered to the Brazilian Tax Regularization Program (PRT) and the Special Tax Regularization Program (PERT), respectively, which allowed the partial settlement of tax contingencies with tax loss carryforwards, see Note 19. As a result, the Company used tax loss carryforwards for an amount of R$225,069, which was recorded in profit or loss for the period. Additionally, the Company analyzed the realization of deferred tax assets on temporary differences and limited the recognition based on the expected realization of deferred tax liabilities on temporary differences. As a result, the Company did not recognize the net amount of R$452,771 of deferred tax assets on temporary differences.

Smiles Fidelidade: As of July 1, 2017, Smiles Fidelidade S.A. incorporated Smiles S.A. and, based on the projections of future taxable income, recognized a deferred tax asset on income and social contribution tax on tax loss carryforward in the amount of R$193,020.

The reconciliation of effective income taxes and social contribution rates for the three- and nine-month periods ended September 30, 2017 and 2016 is as follows:

	Parent Company
	Three-month period ended		Nine-month period ended
	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Income (loss) before income taxes	326,521	(874)	12,538	954,407
Income tax and social contribution tax rate	34%	34%	34%	34%
Income tax at the statutory combined tax rate	(111,017)	297	(4,263)	(324,498)

Adjustments to calculate the effective tax rate:
Equity results	123,183	(88,286)	62,745	1,795
Tax income (losses) from wholly-owned subsidiaries	(21,296)	17,091	(57,025)	83,691
Nondeductible expenses, net	(13,584)	(135)	(13,695)	(368)
Interest on shareholders’ equity	(1,644)	(3,449)	(4,279)	(3,449)
Exchange variation on foreign investments	25,325	69,651	17,426	248,742
Benefit on tax losses and temporary differences constituted (not constituted)	130	4,820	-	(5,924)
Total income taxes expenses	1,097	(11)	909	(11)

Income taxes
Current	143	-	-	-
Deferred	954	(11)	909	(11)
Total income taxes	1,097	(11)	909	(11)

	Consolidated
	Three-month period ended		Nine-month period ended
	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Income before income taxes	351,874	131,702	105,590	1,326,767
Income tax and social contribution tax rate	34%	34%	34%	34%
Income at the statutory combined tax rate	(119,637)	(44,779)	(35,901)	(451,101)

Adjustments to calculate the effective tax rate:
Equity results	44	(475)	88	(1,603)
Tax income (losses) from wholly-owned subsidiaries	(21,296)	17,091	(57,025)	83,691
Income tax on permanent differences and others	(1,736)	207	(7)	488
Nontaxable revenues, net	1,483	6,892	40,089	39,355
Exchange variation on foreign investments	18,236	72,391	15,131	250,717
Interest on shareholders' equity	1,473	2,956	3,835	2,956
Benefit on tax losses and temporary differences constituted (not constituted)	230,886	(75,576)	(49,927)	(306,682)
Use of tax credits in non-recurring installment payments (*)	6,330	-	225,069	-
Changes in deferred taxes on temporary differences	20,327	(44,506)	67,400	187,959
Total income taxes	136,110	(65,799)	208,752	(194,220)

Income taxes
Current	(43,321)	(65,000)	(197,688)	(189,238)
Deferred	179,431	(799)	406,440	(4,982)
Total income taxes	136,110	(65,799)	208,752	(194,220)

(*) This amount was used to reduce 76% of the tax debt, after GLA adhered to the PRT, see Note 19.

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

10.    Deposits

	Parent Company		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016
Judicial deposits (a)	47,301	38,760	486,421	432,182
Maintenance deposits (b)	-	-	478,770	584,149
Deposits in guarantee for lease agreements (c)	13,200	-	161,795	172,661
Total	60,501	38,760	1,126,986	1,188,992

(a)   Judicial deposits

Judicial deposits and escrow accounts represent guarantees of lawsuits related to tax, civil and labor claims deposited in escrow until the resolution of the related claims. Part of the amount in escrow accounts is related to civil and labor claims arising from the succession orders on claims against Varig S.A. and proceedings filed by employees that are not related to the Company or any related party (third-party claims). As the Company is not correctly classified as the defendant of these lawsuits, whenever such blockages occur, the exclusion of such is requested in order to release the resources. As of September 30, 2017, the blocked amounts regarding Varig’s succession lawsuit and third-party lawsuits were R$105,663 and R$74,576, respectively (R$101,352 and R$77,695 as of December 31, 2016, respectively).

(b)   Maintenance deposits

The Company made deposits in U.S. dollars for maintenance of aircraft and engines that will be used in future events as set forth in some lease contracts.

The maintenance deposits do not exempt the Company, as lessee, neither from the contractual obligations relating to maintenance nor from risk associated with maintenance activities. The Company and its subsidiaries hold the right to select any of the maintenance service providers or to perform such services internally.

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company has two categories of maintenance deposits:

                  i.      Maintenance guarantee: related to individual deposits refundable at the end of the agreement, which may also be used in maintenance events, depending on negotiations with lessors. The balance as of September 30, 2017 was R$212,098 (R$336,318 as of December 31, 2016).

                 ii.      Maintenance reserve: related to amounts paid monthly based on the utilization of aircraft components, which can be used in maintenance events, according to the lease agreement. As of September 30, 2017, the balance of this reserve was R$266,672 (R$247,831 as of December 31, 2016).

(c)    Deposits in guarantee for lease agreements

As required by its lease agreements, the Company holds guarantee deposits in U.S. dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date.

11.     Transactions with related parties

11.1.  Loan agreements - noncurrent assets and liabilities

Parent Company

The Company maintains assets and liabilities from loan agreements with its subsidiary GLA without interest, as shown in the table below:

	Assets		Liabilities
	09/30/2017	12/31/2016	09/30/2017	12/31/2016
GLAI - GLA	33,960	37,855	31,287	-
GAC - GLA	-	281,630	20,889	21,490
Gol LuxCo - GLA	1,462,066	1,553,865	328	328
Total	1,496,026	1,873,350	52,504	21,818

Additionally, the Parent company has inter-company accounts among Gol LuxCo, Gol Finance and GAC, as shown below:

	Assets		Liabilities
	09/30/2017	12/31/2016	09/30/2017	12/31/2016
GAC - GLAI	-	-	119,852	123,298
GAC - Gol Finance	30,873	-	901,942	1,096,749
Gol LuxCo - GAC	404,486	437,559	-	-
Gol LuxCo - GLAI	-	-	23,675	23,675
Gol LuxCo - Gol Finance	796,083	863,596	694,477	734,848
Total	1,231,442	1,301,155	1,739,946	1,978,570

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

These transactions are eliminated in the Parent company's accounts as the transactions were entered with foreign entities considered an extension of the Company’s operations.

11.2.     Transportation and consulting services with entities controlled by the controlling shareholder

All agreements related to transportation and consulting services are held  by GLA. The related parties for these services are listed below, together with the object of the agreements and their main contractual conditions:

Viação Piracicabana S.A.: provides airport shuttle services for passengers, luggage and employees. As of July 1, 2017, an Assignment Agreement was entered into between Breda Transportes e Serviços S.A. (“Assignor”) and Viação Piracicabana S.A. (“Assignee”), through which the Assignee will be responsible for the rights and obligations as of the execution of the Assignment Agreement. The agreement expires on November 6, 2018.

Expresso União: provides transportation to employees, and the agreement expires on April 2, 2018.

Pax Participações S.A.: provides consulting and advisory services, and the agreement has no expiration date.

Aller Participações: provides consulting and advisory services, and the agreement has no expiration date.

Limmat Participações S.A.: provides consulting and advisory services, and the agreement has no expiration date.

As of September 30, 2017, GLA recognized total expense related to these services of R$8,583 (R$7,851 as of September 30, 2016). On the same date, the balance payable to the related parties was R$769 (R$800 as of December 31, 2016), and was mainly related to services provided by Breda Transportes e Serviços S.A. and Viação Piracicabana S.A.

11.3.      Contracts account opening UATP (“Universal Air Transportation Plan”) to grant credit limit

In September 2011, GLA entered into agreements with the related parties Pássaro Azul Taxi Aéreo Ltda., Empresa de Ônibus Pássaro Marrom SA., Viação Piracicabana Ltda., Thurgau Participações S.A., Comporte Participações S.A., Quality Bus Comércio De Veículos Ltda., Empresa Princesa Do Norte S.A., Expresso União Ltda., Breda Transporte e Serviços S.A., Oeste Sul Empreendimentos Imobiliários S.A. Spe., Empresa Cruz De Transportes Ltda., Expresso Maringá do Vale S.A., Glarus Serviços Tecnologia e Participações S.A., Expresso Itamarati S.A., Transporte Coletivo Cidade Canção Ltda., Limmat Participações S.A., Turb Transporte Urbano S.A. and Vaud Participações, all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment method on the purchase of airline tickets and related services, seeking to simplify billing and facilitate payment between the participating companies.

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

11.4. Agreement to use the VIP lounge

On April 9, 2012, the Company entered into an agreement with Delta Air Lines Inc. ("Delta Air Lines") for the mutual use of the VIP lounge, with expected payments of US$20 per passenger. On August 30, 2016, the companies signed a contractual amendment establishing a prepayment for the use of the VIP lounge in the amount of US$3,000. As of September 30, 2017, the outstanding balance was R$6,929.

11.5.  Contract for maintenance of parts and financing engine maintenance

GLA has a line of funding for maintenance of engines services, which disbursement occurs through the issuance of Guaranteed Notes. As of September 30, 2017, GLA holds one series of Guaranteed Notes for maintenance of engines, issued on March 13, 2015, maturing up to three years. Delta Air Lines is the guarantor of the Guaranteed Notes.

In 2010, GLA entered into an engine maintenance service agreement with Delta Air Lines. The maintenance agreement was renewed on December 22, 2016 and will expire on December 31, 2020.

On January 31, 2017, the subsidiary GLA entered into a Loan Agreement with Delta Air Lines in the amount of US$50,000, maturing on December 31, 2020, with a refund obligation to be performed by the Company, GLA and Gol LuxCo, pursuant to the refund agreement entered into on August 19, 2015, with personal guarantee granted by the Company to the subsidiary GAC. Under the terms of this agreement, the Company holds flexible payments maturities regarding engine maintenance services, through a credit limit available.

In the nine-month period ended September 30, 2017, expenses incurred for components maintenance services provided by Delta Air Lines amounted to R$396,013 (R$58,443 as of September 30, 2016). As of September 30, 2017, the outstanding balance with Delta Air Lines recorded under “Suppliers” totaled R$246,082 (R$201,170 as of December 31, 2016).

11.6. Term loan guarantee

On August 31, 2015, through its subsidiary Gol LuxCo, the Company issued a term loan in the amount of US$300,000 through Morgan Stanley, with a term of 5 years and effective interest rate of 6.7% p.a. The Term Loan has an additional guarantee provided by Delta Air Lines.  For additional information, see Note 17.

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

11.7.  Commercial partnership agreement

On February 19, 2014, the Company signed an exclusive strategic partnership agreement for long-term business cooperation with Air France-KLM with the purpose of the sales activities improvements and codeshare expansion and mileage programs benefits between the companies for the customers in the Brazilian and European markets.

The agreement provides for the incentive investment in the Company in the amount of R$112,152, fully received by  the Company. The agreement will mature within 5 years and the installments will be amortized on a monthly basis. As of September 30, 2017, the Company has deferred revenue in the amount of R$20,557 and R$8,565 recorded in "Other liabilities" in the current and noncurrent liabilities, respectively (R$22,430 and R$26,169 as of December 31, 2016, in the current and noncurrent liabilities, respectively).

On January 1, 2017, the Company entered into an agreement to expand its strategic partnership with Airfrance-KLM in order to include engine maintenance and repair services. As of September 30, 2017, the Company had an outstanding balance with AirFrance-KLM recorded under current liabilities in suppliers in the amount of R$159,562.

11.8. Remuneration of key management personnel

	Three-month period ended		Nine-month period ended
	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Salaries and benefits (*)	14,798	10,842	40,375	23,876
Related taxes and charges	1,006	1,065	3,717	3,185
Share-based payments	2,756	10,618	6,921	10,876
Total	18,560	22,525	51,013	37,937

(*) Includes the Board of Directors’ and Audit Committee’s compensation.

As of September 30, 2017 and December 31, 2016, the Company did not offer post-employment benefits, and there were no severance benefits or other long-term benefits for the management and other employees. Specific benefits can provided to the Company’s key management personnel, limited to a short-term period.

12.    Share-based payments

The Company has two share-based payment plans offered to its management personnel: the Stock Option Plan and the Restricted Shares Plan. Both plans stimulate and promote the alignment of the Company’s goals with management and employees, mitigate risks for the Company resulting from the loss of executives and strengthen the productivity and commitment of these executives to long-term results.

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

12.1. Stock options plan - GLAI

The beneficiaries of the Company’s stock option plan are allowed to purchase shares at the price agreed on the grant date after three years from the grant date, provided that they maintain their employment relationship up to the end of this period.

The stock options vest 20% as from the first year, an additional 30% as from the second year, and the remaining 50% as from the third year. All stock options may also be exercised within 10 years after the grant date. For stock options granted, the expected volatility of the options is based on the historical volatility of 252 working days of the Company’s shares traded on the B3 and the fair value of the stock options granted was estimated on the grant date, using the Black&Scholes pricing model.

Year of grant	Date of the Board Meeting	Total options granted	Number of options outstanding as 09/30/2017	Exercise price of the option (in Reais)	Fair value at grant date (in Reais)	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2008	12/20/2007	190,296	29,066	45.46	29.27	40.95%	0.86%	11.18%	0.1
2009 (a)	02/04/2009	1,142,473	149,000	10.52	8.53	76.91%	-	12.66%	1.2
2010 (b)	02/02/2010	2,774,640	796,872	20.65	16.81	77.95%	2.73%	8.65%	2.2
2011	12/20/2010	2,722,444	538,915	27.83	16.07 (c)	44.55%	0.47%	10.25%	3.1
2012	10/19/2012	778,912	392,895	12.81	5.32 (d)	52.25%	2.26%	9.00%	5.0
2013	05/13/2013	802,296	432,918	12.76	6.54 (e)	46.91%	2.00%	7.50%	5.6
2014	08/12/2014	653,130	387,646	11.31	7.98 (f)	52.66%	3.27%	11.00%	6.8
2015	08/11/2015	1,930,844	1,303,449	9.35	3.37 (g)	55.57%	5.06%	13.25%	7.8
2016	09/30/2016	5,742,732	4,189,710	2.62	1.24 (h)	98.20%	6.59%	14.25%	8.7
2017	08/08/2017	947,767	711,094	8.44	7.91 (i)	80.62%	1.17%	11.25%	9.9
Total		17,685,534	8,931,565	8.78					7.2

(a)      In April 2010, an additional grant of 216,673 shares referring to the 2009 plan was approved.

(b)      In April 2010, an additional grant of 101,894 shares referring to the 2010 plan was approved.

(c)      The fair value is calculated by the average value from R$16.92, R$16.11 and R$15.17 for the respective periods of vesting (2011, 2012 and 2013).

(d)      The fair value is calculated by the average value from R$6.04, R$5.35 and R$4.56 for the respective periods of vesting (2012, 2013 and 2014).

(e)      The fair value is calculated by the average value from R$7.34, R$6.58 and R$5.71 for the respective periods of vesting (2013, 2014 and December 31, 2015).

(f)       The fair value is calculated by the average value from R$8.20, R$7.89 and R$7.85 for the respective periods of vesting (2014, 2015 and 2016).

(g)      The fair value is calculated by the average value from R$3.60, R$3.30 and R$3.19 for the respective periods of vesting (2015, 2016 and 2017).

(h)      On July 27, 2016, an additional grant of 900,000 shares referring to the 2016 plan was approved. The fair value was calculated by the average value from R$1.29, R$1.21 and R$1.22 for the respective periods of vesting (2017, 2018 and 2019).

(i)       The fair value is calculated by the average value from R$8.12, R$7.88 and R$7.72 for the respective periods of vesting (2017, 2018 and 2019).

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The movement in the stock options outstanding for the nine-month period ended September 30, 2017 is as follows:

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2016	8,992,055	9.14
Options granted	947,767	7.85
Options cancelled and adjustments in estimated prescribed rights	(533,491)	15.95
Options exercised	(474,766)	7.49
Options outstanding as of September 30, 2017	8,931,565	8.78

Number of options exercisable as of:
December 31, 2016	6,214,124	13.66
September 30, 2017	7,651,756	11.54

12.2. Restricted share - GLAI

The Company’s restricted share plan was approved at the Extraordinary Shareholders’ Meeting of October 19, 2012, and the first grants were approved at the Board of Directors’ Meeting of November 13, 2012.

Year of grant	Date of Board Meeting	Total shares granted	Total vested shares	Average fair value at grant date
2014	08/13/2014	804,073		11.31
2015	04/30/2015	1,207,037	861,775	9.35
2016	09/30/2016	4,007,081	3,123,828	2.62
2017	08/08/2017	1,538,213	1,169,343	8.44
		7,556,404	5,154,946

The movement in the restricted shares for  the nine-month period ended September 30, 2017 is as follows:

Total restricted shares

Restricted shares outstanding as of December 31, 2016	4,609,256
Restricted shares granted	1,538,213
Restricted shares cancelled and adjustments in estimated expired rights	(377,342)
Restricted shares transferred (*)	(615,181)
Restricted shares outstanding as of September 30, 2017	5,154,946

(*) The restricted shares transferred totaled R$6,566.

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

12.3. Stock options plan – Smiles Fidelidade

The beneficiaries of the Smiles’ stock option plan are allowed to purchase Smiles Fidelidade’s shares after three years from the grant date, with an exercise period of up to ten years and an acquisition condition that the beneficiary maintains its employment relationship up to the end of this period.

Year of grant	Date of Board Meeting	Total options granted	Number of options outstanding	Exercise price of the option (in Reais )	Average fair value at grant date	Estimated volatility of share price	Expected dividend yield	Risk-free return rate	Average remaining maturity (in years)
2013	08/08/2013	1,058,043	54,003	R$21.70	4.25 (a)	36.35%	6.96%	7.40%	6.3
2014	02/04/2014	1,150,000	199,05	R$31.28	4.90 (b)	33.25%	10.67%	9.90%	6.8
Total		2,208,043	253,053

(a)         Average fair value in Brazilian reais calculated for the stock options was R$4.84 and R$4.20 for the vesting periods in 2013 and 2014, and R$3.73 for the vesting periods in 2015 and 2016.

(b)         Average fair value in Brazilian reais calculated for the stock options was R$4.35, R$4.63, R$4.90, R$5.15 and R$5.37 for the respective vesting periods from 2014 to 2018.

The movement of the stock options outstanding for the nine-month period ended September 30, 2017 is as follows:

	Number of stock options	Weighted average exercise price
Options outstanding as of December 31, 2016	483,053	30.21
Options exercised	(230,000)	16.45
Options outstanding as of September 30, 2017	253,053	29.24

For the nine-month period ended September 30, 2017, the Company recorded in equity a result from share-based payments of R$8,362 (R$9,526 as of September 30, 2016) for the plans presented above, with a corresponding entry in profit or loss in Salaries.

13.    Investments

Investments in the GAC, Gol Finance and Gol LuxCo offshore subsidiaries were essentially seen as an extension of the Company and summed line by line with the GLAI parent company. Therefore, only Smiles Fidelidade, GLA e Gol Dominicana are treated as investments in the GLAI parent company.

The amount of the investments is related to 25.4% of the capital of Netpoints Fidelidade S.A., hold by Smiles Fidelidade, and to SCP Trip, hold by GLA, both accounted for under the equity method.

The financial information of the Company`s investees and the changes in the investments balance for the nine-month period ended September 30, 2017 is as follows:

	Parent Company		Consolidated
	GLA	Smiles (d)	Trip	Netpoints
Relevant information of the subsidiaries as of September 30, 2017
Total number of shares	5,262,335,049	123,856,953	-	130,492,408
Capital stock	4,554,280	43,104	1,318	75,351
Interest	100.00%	52.7%	60.00%	25.40%
Total equity (deficit)	(2,746,973)	853,802	1,751	(17,996)
Unrealized accumulated profits (a)	-	(69,931)	-	-
Goodwill on investment acquisition	-	-	-	15,184
Adjusted equity (deficit) (b)	(2,746,973)	380,218	1,049	15,184
Net income (loss) for the period	(146,835)	637,621	433	(3,186)
Unrealized profits in the period (a)	-	(9,588)	-	-
Adjusted net income (loss) for the period attributable to the Company’s interest	(146,835)	331,379	260	-

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Parent Company			Consolidated
	GLA	Smiles Fidelidade	Total	Trip	Netpoints	Total
Balances as of December 31, 2016	(3,074,190)	281,758	(2,792,432)	2,038	15,184	17,222
Equity results	(146,835)	331,379	184,544	260	-	260
Unrealized gains on hedges	28,409	-	28,409	-	-	-
Equity interest dilution effects	-	1,402	1,402	-	-	-
Costs on sale in subsidiary’s interest	-	(4,863)	(4,863)	-	-	-
Other equity changes in investments	-	(662)	(662)	-	-	-
Capital increase	451,609	-	451,609	-	-	-
Dividends and interest on shareholders' equity	-	(228,796)	(228,796)	(1,249)	-	(1,249)
Amortization of losses on sale-leaseback transactions (c)	(5,966)	-	(5,966)	-	-	-
Balances as of September 30, 2017	(2,746,973)	380,218	(2,366,755)	1,049	15,184	16,233

(a)   Corresponds to transactions involving revenue from mileage redemption for airline tickets by members in the Smiles Program which, for the purposes of consolidated statements are only accrued when program members are actually transported by GLA.

(b)   Adjusted shareholders' equity corresponds to the percentage of total shareholders' equity net of unrealized profits.

(c)   The subsidiary GAC has a net balance of deferred losses and gains on sale-leaseback, whose deferral is subject to the payment of contractual installments made by the subsidiary GLA. Accordingly, the net balance to be deferred is essentially part of the net investment of the Parent Company in GLA. The net balance to be deferred in the nine-month period ended September 30, 2017 was R$3,993 (R$9,959 in the year ended December 31, 2016). For further information, see Note 28.2.

(d)   The parent company’s investment in Smiles S.A. was fully transferred to Smiles Fidelidade as a result of the corporate restructuring, through which Smiles Fidelidade absorbed Smiles S.A.’s equity. For further information, see Note 1.

Partial disposal of equity interest – Smiles S.A.

On June 26, 2017, the Company sold 1,250,000 shares of Smiles S.A. through a stock auction totaling R$76,313. With this sale, the Company reduced its interest in Smiles from 53.8% to 52.7%, while maintaining its position as controlling shareholder. The gain from this partial sale of investment was recorded under equity as “Sale of interest in subsidiary”. The amounts related to this transaction are as follows:

09/30/2017
Shares sold	1,250,000
Investment per share	61.05

Sale price	76,313
Write-off of investment cost	(4,863)
Income tax on capital gain (*)	(17,003)
Gain from the sale of investment	54,447

(*) Refers to income tax (25%) and social contribution (9%).

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

14.    Earnings (loss) per share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. The preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to common shareholders. Therefore, the Company understands that, substantially, there is no difference between preferred shares and common shares, and accordingly, basic and diluted result per share is calculated using the same method for both shares.

The earnings (loss) per share are calculated by dividing the net income or loss by the weighted average number of all classes of shares outstanding during the period.

Diluted earnings or loss per share are computed including stock options granted to key management and employees using the treasury shares method when the effect is dilutive. The Company has only the stock option plan in the category of potentially dilutive shares, see Note 12. For the three-month period ended September 30, 2017, the stock option plans granted in 2009 and 2016 had exercise prices lower than the accumulated market average price (in the money) and therefore, presented dilutive effect. For the nine-month period ended September 30, 2017, only the stock option plan granted in 2016 had exercise prices lower than the accumulated market average price (in the money). The other plans have antidilutive effect and were not included in the total number of outstanding shares, as their exercise prices were higher than the accumulated market average (out of money). For the three and nine-month periods ended September 30, 2016, there was antidilutive effect due to the exercise prices from the stock options plans were higher than the accumulated market average price (out of money).

	Parent Company and Consolidated
	Three-month period ended
	09/30/2017		09/30/2016
	Common	Preferred	Common	Preferred
Numerator
Net income (loss) for the period attributable to equity holders of the parent	135,713	191,905	(368)	(517)

Denominator
Weighted average number of outstanding shares	5,035,037	203,422	5,035,037	202,443
Effect of diluiton from stock options	-	2,633	-	-
Adjusted weighted average number of outstanding shares and diluted presumed conversions	5,035,037	206,054	5,035,037	202,443

Basic earnings (losses) per share	0.027	0.943	(0.000)	(0.003)
Diluted earnings (losses) per share	0.027	0.931	(0.000)	(0.003)

	Parent Company and Consolidated
	Nine-month period ended
	09/30/2017		09/30/2016
	Common	Preferred	Common	Preferred
Numerator
Net income for the period attributable to equity holders of the parent	5,577	7,870	396,766	557,630

Denominator
Weighted average number of outstanding shares	5,035,037	202,978	5,035,037	202,184
Effect of diluiton from stock options	-	2,337	-	-
Adjusted weighted average number of outstanding shares and diluted presumed conversions	5,035,037	205,315	5,035,037	202,184

Basic earnings per share	0.001	0.039	0.079	2.758
Diluted earnings per share	0.001	0.038	0.079	2.758

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

15.    Property, plant and equipment

Parent Company

As of September 30, 2017 and December 31, 2016, the Company did not have balances of advances for the acquisition of aircraft related to contract renegotiations carried out throughout 2016, due to the change in the aircraft delivery schedule. In addition, the residual value of the ownership rights on the aircraft totaled R$323,013 as of September 30, 2017 and December 31, 2016, both realized by the subsidiary GAC.

Consolidated

	09/30/2017				12/31/2016
	Average annual	Cost	Accumula- ted depreciation	Net amount	Net amount
	depreciation rate
Flight equipment
Aircraft held under finance leases	5.9%	2,011,016	(645,866)	1,365,150	1,411,932
Sets of replacement parts and spare engines	7.2%	1,301,164	(474,010)	827,154	804,974
Aircraft reconfigurations/overhauling	27.5%	1,722,411	(872,663)	849,748	615,812
Aircraft and safety equipment	20.0%	842	(432)	410	467
Tools	10.0%	34,859	(17,396)	17,463	14,617
		5,070,292	(2,010,367)	3,059,925	2,847,802

Impairment losses (*)	-	(26,076)	-	(26,076)	(30,726)
Total flight equipment		5,044,216	(2,010,367)	3,033,849	2,817,076

Property, plant and equipment in use
Vehicles	20.0%	10,544	(8,976)	1,568	1,660
Machinery and equipment	10.0%	56,014	(36,692)	19,322	22,343
Furniture and fixtures	10.0%	26,656	(16,094)	10,562	10,061
Computers and peripherals	20.0%	37,282	(30,274)	7,008	7,401
Communication equipment	10.0%	2,618	(1,872)	746	823
Facilities	10.0%	1,535	(1,222)	313	332
Maintenance center - Confins	10.0%	107,127	(77,415)	29,712	38,096
Leasehold improvements	17.6%	24,424	(18,812)	5,612	8,248
Construction in progress	-	40,126	-	40,126	31,571
Total property, plant and equipment in use		306,326	(191,357)	114,969	120,535

		5,350,542	(2,201,724)	3,148,818	2,937,611

Advances for property, plant and equipment acquisition	-	31,485	-	31,485	87,399

Total property, plant and equipment		5,382,027	(2,201,724)	3,180,303	3,025,010

(*) Refers to provisions for impairment losses for rotable items, classified under the heading "Sets of replacement parts and spare engines", recorded by the Company in order to present its assets according to the actual capacity for the generation of economic benefits..

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Other flight equipment	Advances for property, plant and equipment acquisition	Other	Total
Balances as of December 31, 2015	2,081,973	1,419,596	623,843	131,202	4,256,614
Additions	-	425,218	71,503	27,400	524,121
Disposals	(597,136)	(122,487)	(607,947)	(9,911)	(1,337,481)
Depreciation	(72,905)	(317,183)	-	(28,156)	(418,244)
Balance as of December 31, 2016	1,411,932	1,405,144	87,399	120,535	3,025,010
Additions	-	560,823	225,345	14,111	800,279
Disposals	(5,639)	(22,436)	(281,259)	(1,662)	(310,996)
Depreciation	(41,143)	(274,832)	-	(18,015)	(333,990)
Balance as of September 30, 2017	1,365,150	1,668,699	31,485	114,969	3,180,303

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

16.    Intangible assets

	Goodwill	Airport Operating rights	Software	Total
Balances as of December 31, 2015	542,302	1,038,900	133,403	1,714,605
Additions	-	-	55,316	55,316
Transfer	-	-	(781)	(781)
Amortization	-	-	(29,424)	(29,424)
Balances as of December 31, 2016	542,302	1,038,900	158,514	1,739,716
Additions	-	-	28,989	28,989
Disposals	-	-	(9,647)	(9,647)
Amortization	-	-	(27,881)	(27,881)
Balances as of September 30, 2017	542,302	1,038,900	149,975	1,731,177

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

17.    Short and long-term debt

			Parent Company		Consolidated
	Maturity of the contract	Interest rate	09/30/2017	12/31/2016	09/30/2017	12/31/2016
Short-term debt
Local currency:
Safra (a)	May. 2018	128% of DI	-	-	-	9,690
Interest accrued	-	-	-	-	-	45,026
Foreign currency (US$):
J.P. Morgan (b)	Aug. 2019	1.31% p.a.	-	-	52,178	42,275
Finimp	Jun. 2018	5.84% p.a.	-	-	201,164	174,428
Engine Facility (Cacib) (d)	Jun. 2021	Libor 3m+2.25% p.a.	-	-	16,411	16,889
ExIm (Cacib)	Apr. 2019	2.03% p.a.	-	-	10,395	-
Senior Notes (e)	Apr. 2017	7.60% p.a.	-	182,418	-	182,418
PK Finance (o)	Aug. 2026	5.72% p.a.	-	-	7,404	-
Interest accrued	-	-	42,228	94,801	45,629	97,670
			42,228	277,219	333,181	568,396

Finance leases	Jun. 2025	4.07% p.a.	-	-	252,646	266,894

Total short-term debt			42,228	277,219	585,827	835,290

Long-term debt
Local currency:
Safra (a)	May. 2018	128% of DI	-	-	-	4,871
Debentures VI (f)	Sep. 2019	132% of DI	-	-	1,010,630	1,005,242
Foreign currency (US$):
J.P. Morgan (b)	Aug. 2019	1.31% p.a.	-	-	19,894	11,142
Engine Facility (Cacib) (d)	Jun. 2021	Libor 3m+2.25% p.a.	-	-	140,204	156,917
ExIm (Cacib)	Apr. 2019	2.03% p.a.	-	-	7,907	-
PK Finance (o)	Aug. 2026	5.72% p.a.	-	-	77,499	-
Senior Notes II (g)	Jul. 2020	9.64% p.a.	367,712	368,000	367,712	368,000
Senior Notes III (h)	Feb. 2023	11.30% p.a.	66,151	68,053	66,151	68,053
Senior Notes IV (i)	Jan. 2022	9.24% p.a.	866,199	889,595	866,199	889,595
Senior Notes V (j)	Dec. 2018	9.71% p.a.	43,640	43,010	43,640	43,010
Senior Notes VI (k)	Jul. 2021	9.87% p.a.	120,551	120,631	120,551	120,631
Senior Notes VII (l)	Dec. 2028	9.84% p.a.	51,759	52,721	51,759	52,721
Perpetual Notes (m)	-	8.75% p.a.	487,558	498,291	419,655	428,436
Term Loan (n)	Aug. 2020	6.70% p.a.	923,723	944,194	923,723	944,194
			2,927,293	2,984,495	4,115,524	4,092,812

Finance leases	Jun. 2025	4.07% p.a.	-	-	1,219,486	1,451,118

Total long-term debt			2,927,293	2,984,495	5,335,010	5,543,930

Total debt			2,969,521	3,261,714	5,920,837	6,379,220

(a)   Credit line obtained by the subsidiary Webjet fully repaid, see Note 17.3.

(b)   Issuance of 3 series of Guaranteed Notes to finance engine maintenance, as described Note 11.5.

(c)   Credit line with Banco do Brasil and Safra of import financing for purchase of spare parts and aircraft equipment.

(d)   Credit line raised on September 30, 2014 with Credit Agricole.

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

(e)   Issuance of Bonds by Gol Finance on March 22, 2007, which was used to pre-payments of financing for purchase of aircraft. The total amount was settled on its maturity in April 2017.

(f)    Issuance of 105,000 debentures by GLA on September 30, 2015 for early settlement of the Debentures IV and V.

(g)   Issuance of Notes by Gol Finance on July 13, 2010 in order to repay debts held by the Company.

(h)   Issuance of Notes by GLA on February 7, 2013 in order to finance the prepayment of debts due within the next 3 years. The total amount of bonds was transferred to Gol LuxCo along with the financial investments acquired on the date of issuance, and a portion of the loan was prepaid.

(i)    Issuance of Notes by Gol LuxCo on September 24, 2014 in order to finance partial repurchase of Senior Bonds I, II and III.

(j)    Issuance of Senior Notes series V by Gol LuxCo on July 7, 2016, as a result of the private Exchange Offer of Senior Notes I, II, III, IV and Perpetual Notes.

(k)   Issuance of Senior Notes series VI by Gol LuxCo on July 7, 2016, as a result of the private Exchange Offer of Senior Bonds I, II, III, IV and Perpetual Notes.

(l)    Issuance of Senior Notes series VII by Gol LuxCo on July 7, 2016, as a result of the private Exchange Offer of Senior Notes I, II, III, IV and Perpetual Notes.

(m)  Issuance of Perpetual Notes by Gol Finance on April 5, 2006 to finance aircraft purchase and repayment of loans.

(n)   Term Loan issued by Gol LuxCo on August 31, 2016 for aircraft purchases and bank repayment of loans, with backstop guarantee from Delta Airlines. For further information, see Note 11.6.

(o)   Loan obtained with PK Finance, with a guarantee of four engines, as described Note 17.2.

Total debt includes issuance costs of R$80,025 (R$97,433 as of December 31, 2016) which will be amortized over the term of the related debt.

As of September 30, 2017, the maturities of long-term debt, except long-term financial lease agreements, were as follows:

	Parent Company
	2018	2019	2020	2021	2021 onwards	Without maturity date	Total
Foreign currency (US$):
Senior Notes II	-	-	367,712	-	-	-	367,712
Senior Notes III	-	-	-	-	66,151	-	66,151
Senior Notes IV	-	-	-	-	866,199	-	866,199
Senior Notes V	43,640	-	-	-	-	-	43,640
Senior Notes VI	-	-	-	120,551	-	-	120,551
Senior Notes VII	-	-	-	-	51,759	-	51,759
Perpetual Notes	-	-	-	-	-	487,558	487,558
Term Loan	-	-	923,723	-	-	-	923,723
Total	43,640	-	1,291,435	120,551	984,109	487,558	2,927,293

	Consolidated
	2018	2019	2020	2021	2021 onwards	Without maturity date	Total
Local currency:
Debentures VI	400,000	610,630	-	-	-	-	1,010,630
Foreign currency (US$):
J.P. Morgan	7,523	12,371	-	-	-	-	19,894
Engine Facility (Cacib)	4,150	16,600	16,600	102,854	-	-	140,204
ExIm (Cacib)	2,765	5,142	-	-	-	-	7,907
PK Finance	1,919	7,999	8,464	8,978	50,139	-	77,499
Senior Notes II	-	-	367,712	-	-	-	367,712
Senior Notes III	-	-	-	-	66,151	-	66,151
Senior Notes IV	-	-	-	-	866,199	-	866,199
Senior Notes V	43,640	-	-	-	-	-	43,640
Senior Notes VI	-	-	-	120,551	-	-	120,551
Senior Notes VII	-	-	-	-	51,759	-	51,759
Perpetual Notes	-	-	-	-	-	419,655	419,655
Term Loan	-	-	923,723	-	-	-	923,723
Total	459,997	652,742	1,316,499	232,383	1,034,248	419,655	4,115,524

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The fair value of debt as of September 30, 2017 is as follows:

	Parent Company		Consolidated
	Book value (***)	Market value	Book value (***)	Market value
Senior Notes and Perpetual Notes (*)	2,040,721	1,952,451	1,972,818	1,890,675
Debentures (**)	-	-	1,010,630	1,090,048
Term Loan (**)	928,800	955,551	928,800	955,551
Other	-	-	536,457	578,685
Total	2,969,521	2,908,002	4,448,705	4,514,959

(*) Fair value obtained through current market quotations.

(**) Fair value obtained through internal method valuation.

(***) The book value are presented are net of interest and issue costs.

17.1.  Covenants

As of September 30, 2017, long-term debt (excluding perpetual notes and finance leases) that amounted to R$3,695,869 (R$3,664,376 as of December 31, 2016) is subject to restrictive covenants, including but not limited to those that require the Company to maintain liquidity requirements and interest expenses coverage.

The Company has restrictive covenants on the Term Loan and Debentures VI with the following financial institutions: Bradesco and Banco do Brasil. In the Term Loan, the Company must make deposits for reaching contractual limits of the debt pegged to the U.S. dollar. As of September 30, 2017, the Company did not have collateral deposits linked to the contractual limits of the Term Loan. As of September 30, 2017, Debentures VI were subject to the following covenants: (i) net debt/EBITDAR below 6.49 and (ii) debt coverage ratio (ICSD) of at least 1.17. Under the indenture, these indicators must be measured every six months and the next measurement will occur at the end of the second half of 2017. Accordingly, as of September 30, 2017, the Company was in compliance with the Debenture covenants.

17.2.  New issuances of loans and financing obtained in the period ended September 30, 2017

Import financing (Finimp): The Company, through its subsidiary GLA, obtained new funding in the period and renegotiated the maturities of the agreements, with the issue of promissory notes as collateral for these transactions, which are part of a credit line maintained by the Company for import financing in order to purchase spare parts and aircraft equipment. The funding operations during the nine-month period ended September 30, 2017 are as follows:

Issuance	Bank	Principal amount		Interest	Maturity
date		(US$)	(R$)	rate (p.a.)	date
01/13/2017	Banco do Brasil	5,245	16,619	6.13%	01/05/2018
02/01/2017	Banco do Brasil	8,595	27,233	6.15%	01/28/2018
02/10/2017	Banco do Brasil	4,815	15,256	6.14%	02/05/2018
04/20/2017	Banco do Brasil	4,274	14,139	6.20%	04/16/2018
05/31/2017	Banco Safra	5,407	17,889	4.85%	05/29/2018
06/26/2017	Banco do Brasil	9,638	31,885	5.95%	06/21/2018
06/26/2017	Banco Safra	4,571	15,121	5.17%	06/21/2018
06/30/2017	Banco do Brasil	10,436	34,526	5.85%	06/28/2018
06/30/2017	Banco do Brasil	7,823	25,879	5.85%	06/28/2018

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Engine maintenance financing (J.P. Morgan): On January 11, 2017, the subsidiary GLA obtained a credit line drawn by issuing Guaranteed Notes for engine maintenance services with Delta Air Lines. The amount of credit line of R$33,129 (US$10,456 on the transaction date), with issuance costs amounting R$1,802 (US$560 on the transaction date). On August 1, 2017, the subsidiary GLA obtained a new credit line of the same contract, in the amount of R$32,992 (US$10,414 on the transaction date), with issuance costs totaling R$1,628 (US$514 on the transaction date). Both credit lines have quarterly amortization and interest payments, and a financial guarantee from Ex-Im Bank.

Financing of Wi-Fi Kits (Cacib): On August 11, 2017, the subsidiary GLA obtained a credit line for the installation of Wi-Fi technology with GOGO INC., by issuance of Guaranteed Notes, amounted to R$19,353 (US$6,109 on the transaction date), with quarterly amortization and interest payments, issuance costs of R$1,165 (US$367 on the transaction date) and a financial guarantee from Ex-Im Bank.

PK Finance: On August 31, 2017, the Company obtained funding with a guarantee of four own engines in the amount of R$84,902 (US$26,800 on the transaction date), with issuance costs amounting R$512 (US$161 on the transaction date).

The other existing loans and financing of the Companhy have not been affected by contractual alterations during the nine-month period ended September 30, 2017.

17.3. Early termination of debt during the nine-month period ended September 30, 2017

In the period ended September 30, 2017, the subsidiary Smiles Fidelidade fully repaid its debt with Banco Safra, and the portion of the debt recorded as noncurrent was repaid in advance. As a result, the oustanding issuance costs of R$438 and the fine for the early termination of the loan in the amount of R$137 were fully recorded in the financial result.

17.4.  Finance leases

The future payments of finance agreements indexed to U.S. dollar are detailed as follows:

	Consolidated
	09/30/2017	12/31/2016
2017	79,826	350,883
2018	319,467	328,931
2019	305,973	307,027
2020	256,095	267,885
2021	215,086	227,204
Thereafter	417,966	407,729
Total minimum lease payments	1,594,413	1,889,659
Less total interest	(122,281)	(171,647)
Present value of minimum lease payments	1,472,132	1,718,012
Less current portion	(252,646)	(266,894)
Noncurrent portion	1,219,486	1,451,118

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The discount rate used to calculate present value of the minimum lease payments was 4.07% as of September 30, 2017 (4.52% as of December 31, 2016). There are no significant differences between the present value of minimum lease payments and the fair value of these financial liabilities.

The Company extended the maturity date of the financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled by payment in full at the end of the lease agreement. As of September 30, 2017, amounts of withdrawals for the repayment at maturity date of the lease agreements totaled R$235,350 (R$217,065 as of December 31, 2016) and are recorded in non-current debt.

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

18.    Suppliers

	Consolidated
	09/30/2017	12/31/2016

Local currency suppliers	904,188	766,860
Foreign currency suppliers	393,333	344,654
Forfaiting (a)	67,531	-
Total	1,365,052	1,111,514

Current	1,225,366	1,097,997
Noncurrent	139,686	13,517

(a)   The Company has operations with Banco Santander that allow suppliers to receive their rights in advance. This type of operation does not change the existing commercial conditions between the Company and its suppliers. Obligations to suppliers have a longer payment term and a discount rate of 1.25% p.m.

19.     Taxes payable

	Parent Company		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016
PIS and COFINS	504	33	34,415	89,332
ICMS installments	-	-	-	4,852
Installment payments - PRT and PERT	-	-	55,517	-
Withholding income tax on salaries	36	-	21,389	29,519
ICMS	-	-	44,696	43,226
Tax on import	-	-	3,454	3,454
IRPJ and CSLL payable	-	-	10,449	12,489
Other	84	86	5,725	6,105
Total	624	119	175,645	188,977

Current	624	119	115,610	146,174
Noncurrent	-	-	60,035	42,803

Adherence to Brazilian Tax Regularization Program (PRT and PERT)

On March 10 and September 19, 2017, the subsidiary GLA adhered to PRT and PERT, pursuant to Provisional Presidential Decree No. 766 of January 4, 2017 and 783 of May 31, 2017, including tax debts owed to the Brazilian Federal Tax Authorities, which matured on November 30, 2016 (PRT) and April 30, 2017 (PERT).

Under the PRT, GLA chose to pay 76% of its debt by using of tax loss carryforwards and the remaining 24% in 24 monthly installments adjusted based on the SELIC interest rate as of the month it adhered to the program.

Under the PERT, GLA chose to pay 7.5% of the principal amount, 10% of interest and 50% of fines, in five installments, and settled the remaining amount with tax losses carryforward.

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The breakdown of the debt included in the installment payment programs is as follows:

09/30/2017
IPI on customs import (a)	92,153
PIS and COFINS (a)	98,491
PIS and COFINS on financial income (c)	76,980
Income and social contribution taxes (a)	23,372
Other (a)	4,655
Total debt	295,651
Reductions in interest and fines (d)	919
Use of tax losses carryforward (b)	225,069
Amount paid in installments	69,663

(a)     Recorded under “Administrative expenses” in “Others, net”, see Note 25.2.

(b)    See Note 9.2.

(c)     Debt included in May 2017, after the PRT and PERT adoption.

(d)    Reduction of 90% in interest and 50% in fines to PERT.

20.    Advance ticket sales

As of September 30, 2017, the balance of Advance ticket sales classified in current liabilities was R$1,371,517 (R$1,185,945 as of December 31, 2016) and is represented by 5,288,979 tickets sold and not yet used (4,447,824 as of December 31, 2016) with an average use of 60 days (46 days as of December 31, 2016).

21.    Mileage program

As of September 30, 2017, the balance of Smiles loyalty program deferred revenue was R$770,350 (R$781,707 as of December 31, 2016) and R$189,415 (R$219,325 as of December 31, 2016) classified in current and noncurrent liabilities, respectively.

22.    Provisions

	Consolidated
	Insurance provision	Provision for aircraft and engine return (a)	Provision for legal proceedings (b)	Total
Balances as of December 31, 2016	742	583,941	205,532	790,215
Additional provisions recognized (a)	-	32,439	122,038	154,477
Utilized provisions (b)	-	(63,413)	(126,664)	(190,077)
Foreign exchange rate variation, net	(1)	(17,627)	-	(17,628)
Balances as of September 30, 2017	741	535,340	200,906	736,987

As of December 31, 2016
Current	742	65,760	-	66,502
Noncurrent	-	518,181	205,532	723,713
Total	742	583,941	205,532	790,215

As of September 30, 2017
Current	741	5,767	-	6,508
Noncurrent	-	529,573	200,906	730,479
Total	741	535,340	200,906	736,987

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

(a) The additions of provisions for aircraft and engine return also include present value adjustment effects.

(b) The provisions recorded include write-offs due to the revision of estimates and processes settled.

(a)     Provision for aircraft and engine return

The provision for aircraft and engine return considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure the aircraft without purchase option as described in the return conditions of the lease contracts, and which is capitalized in property, plant and equipment (aircraft reconfigurations/overhauling).

(b)   Provision for legal proceedings

As of September 30, 2017, the Company and its subsidiaries are parties to lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operational (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations).

The civil lawsuits are primarily related to compensation claims generally related to flight delays and cancellations, baggage loss and damage. The labor claims primarily consist of discussions related to overtime, hazard pay, risk premium and wage differences.

The provisions related to civil, labor and taxes suits, whose likelihood of loss is assessed as probable are as follows:

	09/30/2017	12/31/2016
Civil	67,406	73,356
Labor	132,920	132,163
Taxes	580	13
Total	200,906	205,532

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

There are other civil and labor lawsuits assessed by management and its legal counsel as possible risk of loss, in the estimated amount of R$33,903 for civil claims and R$112,067 for labor claims as of September 30, 2017 (R$31,598 and R$79,532 as of December 31, 2016, respectively), for which no provisions are recognized.

The tax lawsuits below were evaluated by the Company’s management and its legal counsels as being relevant and with possible risk of loss as of September 30, 2017:

•         GLA is discussing the non-incidence of the additional 1% COFINS rate on the imports of aircraft and parts, amounting R$47,814 (R$39,428 as of December 31, 2016). The Company’s legal counsel believes that the classification of possible risk was due to the fact that there was no express revocation of the tax relief (zero rate) granted to regular flight transportation companies.

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

•         Tax on Services (ISS), the amount of R$20,750 (R$19,443 as of December 31, 2016) arising from assessment notices issued by the Municipality of São Paulo against the Company, in the period from January 2007 to December 2010 regarding a possible ISS taxation on partnerships. The classification of possible risk of loss is a result from the matters under discussion being interpretative, and involves discussions of factual and evidential materials, and has no final positioning of the Superior Courts.

•         Customs Penalty in the amount of R$59,343 (R$45,689 as of December 31, 2016) relating to assessment notices issued against the Company for alleged breach of customs rules regarding procedures for temporary import of aircraft. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•         BSSF goodwill (BSSF Air Holdings), in the amount of R$102,758 (R$47,572 as of December 31, 2016) related to an infraction notice due to the deductibility of the goodwill allocated to future profitability. The classification of possible risk is a result of the absence of a final opinion from the Superior Courts.

•         GLA’s goodwill in the amount of R$78,424 (R$72,687 as of December 31, 2016) resulted from assessment notice related to the deductibility of the goodwill classified as future profitability. The classification of possible risk is a result of the absence of a final positioning of the Superior Courts.

•         GLAI had been discussing the non-incidence of taxation of PIS and COFINS on revenues generated by interest attributable to shareholders’ equity related to the years from 2006 to 2008, paid by its subsidiary GTA Transportes Aéreos S.A., succeeded by GLA on September 25, 2008. However, due to a recent unfavorable decision in a similar case, the Company reclassified the likelihood of loss in this case from possible to probable. As a result, the Company will adhere to PERT (Special Tax Regularization Program) after the Federal Government signs Provisional Presidential Decree 783/17 into Law. Given that the Company is awaiting the Provisional Presidential Decree to be effectively signed into Law, the amount of R$35,504 (*) has been temporarily recorded in the “Other liabilities” line under current liabilities and will be reclassified to “Taxes payable” as soon as said MP is signed into Law. Additionally, the Company maintains escrow deposits with Bic Banco with a partial guarantee on the lawsuit of R$32,338 as disclosed in Note 6, which will be redeemed after the installment payment is fully settled. As of December 31, 2016, the amount assessed as possible loss was R$57,793.

•         Tax on Industrialized Products (“IPI”): supposedly levied on the importation of aircraft in the amount of R$115,136 as of December 31, 2016. On March 10, 2017, even though the lawsuit was not yet resolved in the administrative level, the Company included this tax in the Tax Regularization Program (PRT), see Note 19, given that decisions in similar proceedings have not been favorable.

There are other lawsuits that the Company’s Management and its legal counsels assesses as possible risk of loss, in the estimated amount of R$59,028 (R$39,113 as of December 31, 2016) which added to the lawsuits mentioned above, totaled R$368,117 as of September 30, 2017 (R$436,861 as of December 31, 2016).

(*) Net value of benefits granted in the installment payment.

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

23.    Equity

23.1.  Capital stock

As of September 30, 2017, the Company’s capital stock was R$3,081,287 and represented by 5,238,665,293 shares, comprised by 5,035,037,140 common shares and 203,628,153 preferred shares. The Fundo de Investimento em Participações Volluto is the Company’s controlling shareholder, which is equally controlled by Constantino de Oliveira Junior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

The Company’s shares are held as follows:

	09/30/2017			12/31/2016
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	33.81%	61.19%	100.00%	33.88%	61.28%
Delta Air Lines, Inc.	-	16.15%	9.47%	-	16.19%	9.48%
Treasury shares	-	0.14%	0.08%	-	0.44%	0.26%
Other	-	1.20%	0.70%	-	1.11%	0.65%
Free float	-	48.70%	28.56%	-	48.38%	28.33%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized capital stock as of September 30, 2017 was R$4.0 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

On August 8, 2017, the Company approved a capital increase of R$1,177, from the subscription of 244,185 preferred shares as a result of the exercise of stock options.

As of September 30, 2017, the Company recorded R$1,492 under “Shares to be issued”, related to the exercise of 230,581 stock options. The capital increase was approved on October 17, 2017.

23.2. Dividends

The Company’s By-laws provide for a mandatory minimum dividend to be paid to common and preferred shareholders, at least 25% of annual adjusted net income after compensation of accumulated losses and allocation to reserves in accordance with the Brazilian Corporate Law.

23.3.  Treasury shares

During the nine-month period ended September 30, 2017, the Company transferred 615,181 restricted shares to its beneficiaries (535,398 restricted shares in the nine-month period ended September 30, 2016).

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

As of September 30, 2017, the Company had 278,612 treasury shares, totaling R$4,168, with a market value of R$3,719 (893,793 treasury shares, totaling R$13,371 in treasury shares, with a market value of R$4,129 as of December 31, 2016).

24.    Revenue

	Consolidated
	Three-month period ended		Nine-month period ended
	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Passenger transportation	2,472,003	2,166,945	6,785,999	6,529,429
Cargo	89,149	79,634	253,461	233,064
Mileage revenue	187,088	161,684	592,313	444,964
Other revenue (*)	153,475	159,394	482,373	482,932
Gross revenue	2,901,715	2,567,657	8,114,146	7,690,389

Related tax	(183,780)	(166,238)	(516,374)	(487,088)
Net revenue	2,717,935	2,401,419	7,597,772	7,203,301

(*) Of the total amount, R$100,593 and R$317,476 in the three and nine-month periods ended September 30, 2017, respectively (R$102,045 and R$313,139 in the three- and nine-month periods ended September 30, 2016, respectively), consist of revenues from unused passenger tickets, reissued tickets and cancellation of flight tickets.

Revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Revenue by geographical location is as follows:

	Consolidated
	Three-month period ended				Nine-month period ended
	09/30/2017%		09/30/2016%		09/30/2017%		09/30/2016%
Domestic	2,345,153	86.3	2,066,977	86.1	6,456,570	85.0	6,073,409	84.3
International	372,782	13.7	334,442	13.9	1,141,202	15.0	1,129,892	15.7
Net revenue	2,717,935	100.0	2,401,419	100.0	7,597,772	100.0	7,203,301	100.0

25.    Operating costs, selling and administrative expenses

25.1. Parent Company

	Three-month period ended				Nine-month period ended
	09/30/2017		09/30/2016		09/30/2017		09/30/2016
	Total	%	Total	%	Total	%	Total	%
Salaries (a)	(1,368)	12.7	(842)	(3.3)	(4,527)	17.7	(2,147)	(0.9)
Services provided	(2,797)	25.9	1,644	6.4	(8,942)	35.1	(4,185)	(1.7)
Sale-leaseback transactions (b)	(1,989)	18.4	22,981	89.6	(5,966)	23.4	235,563	97.5
Other operating income (expenses), net	(4,649)	43.0	1,855	7.3	(6,077)	23.8	12,398	5.1
	(10,803)	100.0	25,638	100.0	(25,512)	100.0	241,629	100.0

25.2. Consolidated

	Three-month period ended 09/30/2017
	Cost of services provided	Selling expenses	Administrative expenses	Other operating expenses	Total	%
Salaries (a)	(308,041)	(12,874)	(158,306)	-	(479,221)	20.0
Aircraft fuel	(699,260)	-	-	-	(699,260)	29.2
Aircraft rent	(229,163)	-	-	-	(229,163)	9.6
Maintenance, material and repairs	(90,208)	-	-	-	(90,208)	3.8
Passenger costs	(109,254)	-	-	-	(109,254)	4.6
Services provided	(70,216)	(65,212)	(71,220)	-	(206,648)	8.6
Sales and marketing	-	(162,751)	-	-	(162,751)	6.8
Landing fees	(168,458)	-	-	-	(168,458)	7.0
Depreciation and amortization	(133,429)	-	(2,878)	-	(136,307)	5.7
Sale-leaseback transactions (b)	-	-	-	(1,989)	(1,989)	0.1
Other operating expenses, net (c)	(20,343)	(10,421)	(80,891)	-	(111,655)	4.6
Total costs and expenses	(1,828,372)	(251,258)	(313,295)	(1,989)	(2,394,914)	100

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Three-month period ended 09/30/2016
	Cost of services provided	Selling expenses	Administrative expenses	Other operating revenues	Total	%
Salaries (a)	(282,860)	(10,064)	(86,948)	-	(379,872)	17.5
Aircraft fuel	(668,117)	-	-	-	(668,117)	30.8
Aircraft rent	(266,139)	-	-	-	(266,139)	12.3
Maintenance, material and repairs	(104,349)	-	-	-	(104,349)	4.8
Passenger costs	(122,895)	-	-	-	(122,895)	5.7
Services provided	(54,681)	(54,904)	(59,724)	-	(169,309)	7.8
Sales and marketing	-	(136,728)	-	-	(136,728)	6.3
Landing fees	(169,918)	-	-	-	(169,918)	7.8
Depreciation and amortization	(77,201)	-	(23,643)	-	(100,844)	4.7
Sale-leaseback transactions (b)	-	-	-	22,279	22,279	(1.0)
Other operating revenue (expenses), net	(103,552)	(3,394)	22,079	13,303	(71,564)	3.3
Total costs and expenses	(1,849,712)	(205,090)	(148,236)	35,582	(2,167,456)	100.0

	Nine-month period ended 09/30/2017
	Cost of services provided	Selling expenses	Administrative expenses	Other operating expenses	Total	%
Salaries (a)	(923,305)	(37,207)	(314,382)	-	(1,274,894)	18.2
Aircraft fuel	(2,064,800)	-	-	-	(2,064,800)	29.5
Aircraft rent	(712,609)	-	-	-	(712,609)	10.2
Maintenance, material and repairs	(310,605)	-	-	-	(310,605)	4.4
Passenger costs	(324,902)	-	-	-	(324,902)	4.6
Services provided	(238,402)	(169,807)	(201,666)	-	(609,875)	8.7
Sales and marketing	-	(404,714)	-	-	(404,714)	5.8
Landing fees	(487,963)	-	-	-	(487,963)	7.0
Depreciation and amortization	(352,460)	-	(9,411)	-	(361,871)	5.2
Sale-leaseback transactions (b)	-	-	-	(5,966)	(5,966)	0.1
Other operating expenses, net (c)	(191,776)	(29,075)	(217,236)	-	(438,087)	6.3
Total costs and expenses	(5,606,822)	(640,803)	(742,695)	(5,966)	(6,996,286)	100.0

	Nine-month period ended 09/30/2016
	Cost of services provided	Selling expenses	Administrative expenses	Other operating revenues	Total	%
Salaries (a)	(898,931)	(30,731)	(246,848)	-	(1,176,510)	17.6
Aircraft fuel	(2,016,678)	-	-	-	(2,016,678)	30.1
Aircraft rent	(876,529)	-	-	-	(876,529)	13.1
Maintenance, material and repairs	(389,750)	-	-	-	(389,750)	5.8
Passenger costs	(360,974)	-	-	-	(360,974)	5.4
Services provided	(172,326)	(185,885)	(195,703)	-	(553,914)	8.3
Sales and marketing	-	(387,478)	-	-	(387,478)	5.8
Landing fees	(516,699)	-	-	-	(516,699)	7.7
Depreciation and amortization	(302,093)	-	(23,665)	-	(325,758)	4.9
Sale-leaseback transactions (b)	-	-	-	235,563	235,563	(3.5)
Other operating expenses, net	(254,275)	(23,574)	(40,991)	(12,687)	(331,527)	4.8
Total operating costs and expenses	(5,788,255)	(627,668)	(507,207)	222,876	(6,700,254)	100

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

(a)     The Company recognizes compensation paid to members of the Audit Committee and the Board of Directors in the "Salaries" line item.

(b)    In the nine-month period ended September 30, 2017, the amount of R$5,966 is related to deferred net losses from sale-leaseback aircraft traded between 2006 and 2009 (net gain of R$240,436 arising from 7 aircraft transactions, comprising the change of finance lease lessors of 6 aircraft and one aircraft sale-leaseback transaction in the amount of R$4,873 related to deferred net losses with aircraft traded between 2006 and 2009, in the nine-month period ended September 30, 2016).

(c)   Relates to tax contingencies included in the PRT program, see Note 19, classified as “Administrative expenses”.

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

26.    Financial income (expenses)

	Parent Company
	Three-month period ended		Nine-month period ended
	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Financial income
Gain from derivatives	11,675	-	11,675	-
Gain from short-term investments	968	6,496	3,011	9,397
Monetary variation	324	581	1,650	1,611
(-) Taxes on financial income (a)	(572)	(147)	(1,095)	(800)
Gain from the exchange offer	-	286,799	-	286,799
Interest on loan agreement	17,621	-	54,629	-
Other	-	22,936	-	65,086
Total financial income	30,016	316,665	69,870	362,093

Financial expenses
Losses from derivatives	-	-	(581)	-
Interest on short and long-term debt	(69,500)	(71,829)	(194,534)	(241,651)
Bank charges and expenses	(12,005)	(13,059)	(17,850)	(36,063)
Other (b)	(40,235)	(7,434)	(46,137)	(11,051)
Total financial expenses	(121,740)	(92,322)	(259,102)	(288,765)

Exchange rate variation, net	66,744	8,809	42,738	634,171

Total	(24,980)	233,152	(146,494)	707,499

	Consolidated
	Three-month period ended		Nine-month period ended
	09/30/2017	09/30/2016	09/30/2017	09/30/2016
Financial income
Gain from derivatives	33,520	27,126	34,867	72,678
Gain from short-term investments	22,777	33,769	71,675	121,706
Monetary variation	4,055	2,883	12,080	8,939
Interest income	1,128	862	17,086	3,464
(-) Taxes on financial income (a)	(5,650)	(4,886)	(16,314)	(15,576)
Gain from the exchange offer	-	286,799	-	286,799
Other	1,756	5,608	5,728	11,007
Total financial income	57,586	352,161	125,122	489,017

Financial expenses
Losses from derivatives	(1,305)	(159,295)	(26,643)	(268,008)
Interest on short and long-term debt	(168,108)	(197,140)	(573,688)	(613,759)
Bank charges and expenses	(27,136)	(21,714)	(43,605)	(85,355)
Monetary variation	(698)	(651)	(2,436)	(2,974)
Other (b)	(70,464)	(38,637)	(125,402)	(88,189)
Total financial expenses	(267,711)	(417,437)	(771,774)	(1,058,285)

Exchange rate variation, net	238,849	(35,588)	150,496	1,397,703

Total	28,724	(100,864)	(496,156)	828,435

(a) Relative to taxes on financial income (PIS and COFINS), according to Decree 8,426 of April 1, 2015.

(b) Includes the partial amount regarding the accrued interest in the amount of R$23,345 related to provisions for PIS and COFINS payments on interest on shareholders' equity, through the adherence to PERT, see Note 19.

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

27.    Segments

Operating segments are defined as business activities from which it may earn revenues and incur expenses, which operating results are regularly reviewed by the relevant decision makers to evaluate performance and allocate resources to the segments. The Company holds two operating segments: flight transportation and the Smiles loyalty program.

The accounting policies of the operating segments are the same as those applied to the interim financial information. Additionally, the Company has distinct natures between the two reportable segments, so there are no common costs and revenues between operating segments.

The Company is the controlling shareholder of Smiles Fidelidade, and the non-controlling interests of Smiles was 47.3% as of September 30, 2017 and 46.2% as of December 31, 2016.

The information below presents the summarized financial position related to reportable segments as of September 30, 2017 and December 31, 2016:

27.1. Assets and liabilities of the operating segments

	09/30/2017
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	1,575,800	1,618,882	3,194,682	(911,455)	2,283,227
Noncurrent	6,673,299	479,316	7,152,615	(545,808)	6,606,807
Total assets	8,249,099	2,098,198	10,347,297	(1,457,263)	8,890,034

Liabilities
Current	4,894,119	1,039,886	5,934,005	(816,153)	5,117,852
Noncurrent	6,893,387	204,510	7,097,897	(190,387)	6,907,510
Total equity (deficit)	(3,538,407)	853,802	(2,684,605)	(450,723)	(3,135,328)
Total liabilities and equity (deficit)	8,249,099	2,098,198	10,347,297	(1,457,263)	8,890,034

	12/31/2016
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Assets
Current	1,426,750	1,413,422	2,840,172	(759,458)	2,080,714
Noncurrent	6,474,404	513,456	6,987,860	(664,219)	6,323,641
Total assets	7,901,154	1,926,878	9,828,032	(1,423,677)	8,404,355

Liabilities
Current	4,767,322	1,061,806	5,829,128	(980,386)	4,848,742
Noncurrent	6,782,835	229,725	7,012,560	(100,196)	6,912,364
Total equity (deficit)	(3,649,003)	635,347	(3,013,656)	(343,095)	(3,356,751)
Total liabilities and equity (deficit)	7,901,154	1,926,878	9,828,032	(1,423,677)	8,404,355

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

27.2. Revenues and results of the operating segments

	09/30/2017
	Flight transportation	Smiles loyalty program (d)	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (a)	6,317,001	-	6,317,001	260,635	6,577,636
Cargo and other (a)	525,095	-	525,095	(41,383)	483,712
Mileage revenue (a)	-	1,325,814	1,325,814	(789,390)	536,424
Cost of services provided (b)	(5,420,304)	(693,912)	(6,114,216)	507,394	(5,606,822)
Gross profit	1,421,792	631,902	2,053,694	(62,744)	1,990,950

Operating income (expenses)
Selling expenses	(617,858)	(68,050)	(685,908)	45,105	(640,803)
Administrative expenses (c)	(689,737)	(56,252)	(745,989)	3,294	(742,695)
Other operating income (expenses), net	(5,966)	(3,435)	(9,401)	3,435	(5,966)
	(1,313,561)	(127,737)	(1,441,298)	51,834	(1,389,464)

Equity results	331,639	-	331,639	(331,379)	260

Financial income (expenses)
Financial income	102,269	157,657	259,926	(134,804)	125,122
Financial expenses	(905,162)	(2,038)	(907,200)	135,426	(771,774)
Exchange rate variation, net	151,378	(884)	150,494	2	150,496
	(651,515)	154,735	(496,780)	624	(496,156)

Income (loss) before income taxes	(211,645)	658,900	447,255	(341,665)	105,590

Income and social contribution taxes	225,092	(21,279)	203,813	4,939	208,752
Net income for the period	13,447	637,621	651,068	(336,726)	314,342

Net income attributable to equity holders of the parent	13,447	336,726	350,173	(336,726)	13,447
Net income attributable to non-controlling interests of Smiles	-	300,895	300,895	-	300,895

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	09/30/2016
	Flight transportation	Smiles loyalty program	Combined information	Eliminations	Total consolidated
Net revenue
Passenger (a)	6,099,711	-	6,099,711	229,446	6,329,157
Cargo and other (a)	547,280	-	547,280	(780,864)	(233,584)
Mileage revenue (a)	-	1,098,687	1,098,687	9,041	1,107,728
Cost of services provided (b)	(5,676,987)	(565,886)	(6,242,873)	454,618	(5,788,255)
Gross profit	970,004	532,801	1,502,805	(87,759)	1,415,046

Operating income (expenses)
Selling expenses	(556,591)	(64,565)	(621,156)	(6,512)	(627,668)
Administrative expenses (c)	(540,927)	(46,473)	(587,400)	80,193	(507,207)
Other operating income (expenses), net	221,902	(1,368)	220,534	2,342	222,876
	(875,616)	(112,406)	(988,022)	76,023	(911,999)

Equity results	200,967	(5,359)	195,608	(200,323)	(4,715)

Financial income (expenses)
Financial income	452,535	157,963	610,498	(121,481)	489,017
Financial expenses	(1,180,012)	(143)	(1,180,155)	121,870	(1,058,285)
Exchange rate variation, net	1,390,494	7,212	1,397,706	(3)	1,397,703
	663,017	165,032	828,049	386	828,435

Income before income taxes	958,372	580,068	1,538,440	(211,673)	1,326,767

Income and social contribution taxes	(3,976)	(193,406)	(197,382)	3,162	(194,220)
Net income for the period	954,396	386,662	1,341,058	(208,511)	1,132,547

Net income attributable to equity holders of the parent	954,396	208,511	1,162,907	(208,511)	954,396
Net income attributable to non-controlling interests of Smiles	-	178,151	178,151	-	178,151

(a)   Eliminations are related to transactions between GLA and Smiles Fidelidade.

(b)   Includes depreciation and amortization expenses of R$352,460 in the nine-month period ended September 30, 2017, comprised by R$342,772 in flight transportation and R$9,688 in the Smiles loyalty program (R$296,206 and R$5,887 in the nine-month period ended September 30, 2016, respectively).

(c)   Includes depreciation and amortization expenses in the amount of R$9,411 in the nine-month period ended September 30, 2017, allocated to the following segments: R$9,059 for flight transportation and R$352 for the Smiles loyalty program (R$23,665 for flight transportation in the period ended September 30, 2016).

(d)   Includes Smiles S.A.’s six-month result before the incorporation, on July 1, 2017, and Smiles Fidelidade’s three-month result.

In the stand alone interim informations forms of the subsidiary Smiles, which represents the segment Smiles Loyalty Program and in the information provided to the relevant decision makers, the revenue recognition occurs upon redemption of the miles by the participants. Under the perspective of Smiles, this measurement is appropriate given that this is when the revenue recognition cycle is complete. At this point, Smiles has transferred to its suppliers the obligation to provide services or deliver products to its customers.

However, from a consolidated perspective, the revenue recognition cycle related to miles exchanged for flight tickets is only complete when the passengers are effectively transported. Therefore, for purposes of reconciliation with the consolidated assets, liabilities and income and expenses, as well as for purposes of equity method of accounting and for consolidation purposes, the Company performed, in addition to eliminations entries, consolidating adjustments to adjust the accounting practices related to Smiles’ revenues. In this case, under the perspective of the consolidated financial statements, the mileages that were used to redeem airline tickets are only recognized as revenue when passengers are transported, in accordance with accounting practices and policies adopted by the Company.

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

28.    Commitments

As of September 30, 2017, the Company had 120 firm orders for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. As of September 30, 2017, the approximate amount of firm orders, not including contractual discounts, was R$44,948,050 (US$14,188,147), and are segregated according to the following years:

	Consolidated
	09/30/2017	12/31/2016
2018	-	1,787,388
2019	2,836,273	2,917,833
2020	4,346,192	4,471,172
2021	5,935,939	6,106,634
Thereafter	31,829,646	32,749,402
Total	44,948,050	48,032,429

As of September 30, 2017, from the total orders mentioned above, the Company had the amount of R$6,442,782 (US$2,033,706) related to advances for aircraft acquisition, to be disbursed in accordance with the following schedule:

	Consolidated
	09/30/2017	12/31/2016
2017	70,322	286,829
2018	466,933	483,518
2019	758,886	658,930
2020	812,115	835,468
2021	816,380	839,856
Thereafter	3,518,146	3,619,940
Total	6,442,782	6,724,541

The installment financed by long-term debt with aircraft guarantee through the U.S. Ex-Im Bank corresponds approximately to 85% of the aircraft total cost. Other establishments finance the acquisitions with equal or higher percentages, reaching up to 100%.

The Company performs payments related to aircraft acquisition through its own funds, short and long-term debt, cash provided by operating activities, short and medium-term line of credit and supplier financing.

The Company leases its entire aircraft fleet through a combination of operating and finance leases. As of September 30, 2017, the total fleet leased was comprised of 120 aircraft, of which 89 were under operating leases and 31 were recorded as finance leases. During the nine-month period ended September 30, 2017, the Company returned 10 aircraft under operating lease contracts. In addition, the Company changed the classification of three finance lease agreements, which are now classified as operating leases due to the new characteristics arising from the renewal of these contracts.

As of September 30, 2017, the Company recorded operating lease installments in the amount of R$145,349, of which R$57,975 under current liabilities and R$87,374 under noncurrent liabilities (R$7,233 was recorded under current liabilities as of December 31, 2016).

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

On February 14, 2017, the Company entered in a sale-leaseback transaction for five aircraft with AWAS. The aircraft should be delivered between June and November 2018 and, pursuant to the agreement, the leases will have a 12-year term as of the arrival date of each aircraft. Under this agreement, AWAS undertakes to carry out all necessary disbursements to pay for advances based on the disbursement schedule of the aircraft acquisition agreement. Under the same agreement, the Company shall act as a guarantor for the transaction if AWAS fails to comply with the commitments established in such agreements.

28.1.        Operating leases

The future payments of non-cancelable operating lease contracts are denominated in U.S. dollars, and are as follows:

	Consolidated
	09/30/2017	12/31/2016
2017	203,717	857,747
2018	801,396	839,343
2019	861,601	889,940
2020	839,484	873,692
2021	699,849	745,719
Thereafter	1,727,029	2,040,284
Total minimum lease payments	5,133,076	6,246,725

28.2. Sale-leaseback transactions

In the nine-month period ended September 30, 2017, the Company did not enter in additional sale-leaseback transactions (net gain of R$235,563 arising from 7 aircraft transactions from sale-leaseback transactions in the nine-month period ended September 30, 2016).

Additionally, the Company also has balances of deferred losses from transactions carried out between 2006 and 2009, in the amount of R$5,966 (R$9,959 on December 31, 2016), recorded under “Other liabilities”.

29.  Financial instruments and risk management

Operational activities expose the Company and its subsidiaries to market risk (fuel prices, foreign currency and interest rate), credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Risk Committee in line with the Risk Management Policy approved by the Risk Policy Committee and submitted to the Board of Directors. The Risk Committee sets guidelines and limits, monitors controls, including mathematical models used to continuously monitoring exposures and possible financial effects, and also prevents the execution of speculative financial instruments transactions.

The Company does not hedge its total risk exposure, and is, therefore, subject to market fluctuations for a significant portion of its exposed assets and liabilities. Decisions on the portion to be protected consider the financial risks and the costs for such protection and are determined and reviewed at least quarterly in line with Risk Policy Committee strategies. The results from operations and the application of risk management controls are part of monitoring process by the Risk Committee and have been satisfactory to the proposed objectives.

The description of the consolidated account balances and the categories of financial instruments included in the statements of financial position as of September 30, 2017 and December 31, 2016 is as follows:

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Measured at fair value through profit or loss		Loans and receivables (financing) (c)
	09/30/2017	12/31/2016	09/30/2017	12/31/2016
Assets
Cash and cash equivalents (a)	181,881	269,797	420,324	292,410
Short-term investments (a)	298,010	431,233	-	-
Restricted cash	256,079	168,769	-	-
Derivative assets	29,654	3,817	-	-
Trade receivables	-	-	961,756	760,237
Deposits (b)	-	-	640,565	756,810
Other assets	-	-	123,944	118,058

Liabilities
Debt	-	-	5,920,837	6,379,220
Suppliers	-	-	1,365,052	1,111,514
Derivative liabilities	35,141	89,211	-	-
Share loan liabilities	106,976	-	-	-
Operating leases	-	-	145,349	7,233

(a)     The Company manages its financial investments to pay its short-term operational expenses.

(b)    Excludes judicial deposits, as described in Note 10.

(c)     Items classified as amortized cost refer to credits, debt with private institutions which, in any early settlement, there are no substantial alterations in relation to the values recorded, except the amounts related to Perpetual Bonds and Senior Notes, as disclosed in Note 17. The fair values approximate to the book values, according to the short-term maturity period of these assets and liabilities. During the nine-month period ended September 30, 2017, there was no change on the classification between categories of the financial instruments.

In the nine-month period ended September 30, 2017, the Company entered into a share loan transaction with third-party companies on the Stock Exchange totaling R$106,976. Under this transaction, the shares borrowed were recorded under “Share loan liabilities” and adjusted by the closing price at the last trading session. Under the terms of this transaction, the Company shall pay a fixed monthly fee for the duration of the transaction, which will be recorded directly in the financial result. At the end of the transaction term, in December 2017, the Company shall return the number of shares borrowed to the holder of the shares. To carry out this transaction, the Company provided a collateral equivalent to 1,293,500 Smiles shares as guarantee for initial margin, as required by the B3 for this type of transaction.

In order to minimize the volatility caused by the shares borrowed, the Company also entered into an equity forward derivative using the same number of shares traded under the share borrowed from third-party companies, setting a fixed price for the settlement date. On September 30, 2017, this transaction was recorded under “Derivative assets”.

As of September 30, 2017 and December 31, 2016, the Company did not have financial assets classified as available for sale.

The Company's derivative financial instruments were recognized as follows:

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Fuel	Interest rate	Equity forward	Total
Derivative assets (liabilities) as of December 31, 2016 (*)	3,817	(89,211)	-	(85,394)
Fair value variations
Net gains recognized in profit or loss	18,560	-	11,094	29,654
Losses recognized in other comprehensive income (loss)	-	(1,776)	-	(1,776)
Settlements (payments received) during the period	(3,817)	55,846	-	52,029
Derivative assets (liabilities) as of September 30, 2017 (*)	18,560	(35,141)	11,094	(5,487)

	Fuel	Interest rate	Equity forward	Total
Changes in other comprehensive income (loss)
Balances as of December 31, 2016	-	(147,229)	-	(147,229)
Fair value adjustments during the period	-	(1,776)	-	(1,776)
Net reversal to profit or loss	-	30,185	-	30,185
Balances as of September 30, 2017	-	(118,820)	-	(118,820)

Effects on profit or loss	18,560	(30,185)	11,094	(531)

Recognized in operating income	-	(8,755)	-	(8,755)
Recognized in financial income	18,560	(21,430)	11,094	8,224

(*)   Classified as "Derivatives" rights or obligations, if assets or liabilities.

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and that qualify for this classification as per CPC38 - Financial Instruments - Recognition and Measurement (IAS 39). As of September 30, 2017, the Company adopts cash flow hedge only for the interest rate (mainly the Libor interest rates).

The Company holds hedge margin deposits in guarantee for derivative transactions, see Note 6.

29.1. Market risks

a)   Fuel risk

The aircraft fuel prices fluctuates due to the volatility of the price of crude oil by product price fluctuations. To mitigate the risk of fuel price the Company held the purchase option (call and put) attached to WTI, as of September 30, 2017. In the nine-month period ended September 30, 2017 and 2016, the Company did not hold derivatives operations designated as “hedge accounting”.

b)   Foreign currency risk

Foreign risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. On September 30, 2017, the Company had no outstanding derivative financial instruments (the Company recognized a loss on foreign exchange derivatives in the amount of R$44,615 for the nine-month period ended September 30, 2016). The Company does not hold derivatives operations designated as hedge accounting

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

The Company’s foreign currency exposure is summarized below:

	Parent Company		Consolidated
	09/30/2017	12/31/2016	09/30/2017	12/31/2016
Assets
Cash, equivalents, short-term investments and restricted cash	13,746	49,646	295,444	548,792
Trade receivables	-	-	85,212	104,800
Deposits	13,201	-	640,565	756,810
Derivatives	11,094	-	29,654	3,817
Other	-	-	-	10,184
Total assets	38,041	49,646	1,050,875	1,424,403

Liabilities
Short and long-term debt	2,969,521	3,261,714	3,438,075	3,596,379
Finance lease	-	-	1,472,132	1,718,012
Foreign currency suppliers	625	604	393,333	344,654
Derivatives	-	-	35,141	89,211
Operating leases	-	-	145,349	7,233
Total liabilities	2,970,146	3,262,318	5,484,030	5,755,489

Exchange exposure	2,932,105	3,212,672	4,433,155	4,331,086

Commitments not recorded in the statements of financial position
Future commitments resulting from operating leases	-	-	5,133,076	6,246,725
Future commitments resulting from firm aircraft orders	44,948,050	48,032,429	44,948,050	48,032,429
Total	44,948,050	48,032,429	50,081,126	54,279,154

Total foreign currency exposure - R$	47,880,155	51,245,101	54,514,281	58,610,240
Total foreign currency exposure - US$	15,113,685	15,723,697	17,207,791	17,983,566
Exchange rate (R$/US$)	3.1680	3.2591	3.1680	3.2591

The Company’s foreign currency exposure mainly comprises U.S. dollar rate.

c)   Interest rate risk

The Company is mainly exposed to lease transactions indexed to variations in the Libor rate until the aircraft is received. To mitigate such risks, the Company has derivative financial instruments of interest rate (Libor) swaps. During the nine-month period ended September 30, 2017, the Company recognized a total loss with interest hedging transactions in the amount of R$30,185 (gain of R$142,634 as of September 30, 2016).

As of September 30, 2017 and December 31, 2016, the Company and its subsidiaries had interest rate swap derivatives recorded as hedge accounting.

29.2. Credit risk

The credit risk is inherent in the Company’s operating and financing activities, mainly represented by cash and cash equivalents, short-term investments and trade receivables. Financial assets classified as cash, cash equivalents and short-term investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies. The financial institutions in which the Company concentrates more than 10% of its total financial assets are Itaú and Banco do Brasil. Other assets are diluted among other financial institutions, pursuant to the Company’s risk policy.  Trade receivables consists of amounts falling due from credit card operators, travel agencies, installments sales and government entities, which leaves the Company exposed to a small portion of the credit risk of individuals and other entities. Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (BM&FBOVESPA or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

29.3. Liquidity risk

The Company is exposed to two distinct forms of liquidity risk: (i) market prices, which varies in accordance with the types of assets and markets where they are traded are traded, and (ii) cash flow liquidity risk related to difficulties in meeting the contracted operating obligations at the maturity dates. In order to manage liquidity risk, the Company invests its funds in liquid assets (government bonds, CDBs and investment funds with daily liquidity) and its Cash Management Policy requires the weighted average maturity of its debt to be longer than the weighted average term of its investment portfolio term.

The schedule of financial liability hold by the Company's consolidated financial liabilities on September 30, 2017 is as follows:

	Less than 6 months	6 - 12 months	1 - 5 years	More than 5 years	Total
Short and long-term debt	305,679	280,148	3,500,460	1,834,550	5,920,837
Suppliers	1,224,175	1,191	137,810	1,876	1,365,052
Derivative liabilities	35,141	-	-	-	35,141
Share loan liabilities	106,976	-	-	-	106,976
Operating leases	57,975	-	87,374	-	145,349
As of September 30, 2017	1,729,946	281,339	3,725,644	1,836,426	7,573,355

Short and long-term debt	499,542	335,748	2,654,007	2,889,923	6,379,220
Suppliers	1,097,997	-	13,517	-	1,111,514
Derivative liabilities	89,211	-	-	-	89,211
Operating leases	3,215	4,018	-	-	7,233
As of December 31, 2016	1,689,965	339,766	2,667,524	2,889,923	7,587,178

29.4. Capital management

The Company seeks alternatives to capital in order to meet its operational needs, aiming a capital structure that takes into account suitable parameters for the financial costs, the maturities of funding and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term debt. The table below shows the Company’s capital management as of September 30, 2017 and December 31, 2016:

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	Consolidated
	09/30/2017	12/31/2016
Total short and long-term debt	5,920,837	6,379,220
(-) Cash and cash equivalents	(602,205)	(562,207)
(-) Short-term investments	(298,010)	(431,233)
(-) Restricted cash	(256,079)	(168,769)
A - Net debt	4,764,543	5,217,011
B – Total deficit	(3,135,328)	(3,356,751)
C = (B + A) - Total capital and net debt	1,629,215	1,860,260

29.5. Sensitivity analysis of financial instruments

The sensitivity analysis of financial instruments has been prepared in accordance with CVM Instruction 475/08 in order to estimate the impact on fair value of financial instruments entered by the Company in three scenarios for each risk variable: the most likely scenario in the Company's assessment (which is levels of demand remaining unchanged); a 25% deterioration (possible adverse scenario) in the risk variable; a 50% deterioration (remote adverse scenario).

The estimates presented do not necessarily reflect the amounts to be reported in future financial statements. The use of different methodologies and/ or assumptions may have a material effect on the estimates presented.

.

The tables below show the sensitivity analysis of foreign currency exposure, derivatives positions and interest rate on September 30, 2017 to market risks considered relevant by Management. In the tables, positive values are displayed as net asset exposures (assets higher than liabilities) and negative values are exposed liabilities (liabilities greater than assets).

Parent Company

a)   Foreign currency risk

As of September 30, 2017, the Company adopted the closing exchange rate of R$3.1680/US$1.00 as a likely scenario. The table below shows the sensitivity analysis and the effect on profit or loss of exchange rate fluctuations in the exposure amount of the period as of September 30, 2017:

	Exchange rate	Effect on profit or loss
Net liabilities exposed to the risk of appreciation of the U.S. dollar (R$3.1680/US$1.00)	3.1680	(2,932,105)
Dollar depreciation (-50%)	1.5840	1,466,053
Dollar depreciation (-25%)	2.3760	733,026
Dollar appreciation (+25%)	3.9600	(733,026)
Dollar appreciation (+50%)	4.7520	(1,466,053)

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

b)   Risk factor of stock volatility

As of September 30, 2017, the Company holds a share transaction with a term derivative attached to the transaction, in order to neutralize the risk of volatility of the shares leased in the market. The table below shows the sensitivity analysis and the effect on the Company’s profit or loss of the volatility of the rented shares and the term derivatives of shares:

	Market value of the stock lease	Term derivative (*)	Net effect on the result (**)
Net liability exposed to stock appreciation risk (R$13.35)	106,976	106,976	11,094
Stock depreciation (-50%)	53,488	(53,488)	-
Stock depreciation (-25%)	80,232	(80,232)	-
Stock appreciation (+25%)	133,720	(133,720)	-
Stock appreciation (+50%)	160,464	(160,464)	-

(*) Corresponds to the amount protected by the term derivative of shares.

(**) The net effect on the profit or loss corresponds to the derivative contracted to hedge the stock volatility in the period. As a result, there is no net effect on the profit or loss of the contracted derivative.

Consolidated

a)   Fuel risk

The Company and its subsidiaries contract crude oil derivatives (WTI, Brent) and its byproducts (Heating Oil) to hedge fluctuations in jet fuel prices. Historically, oil prices are highly correlated with aircraft fuel prices.

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

	4Q17	1Q18	2Q18	3Q18	Total 12M
Percentage of fuel exposure hedged	46%	10%	10%	4%	22%
Amount in barrels (thousand barrels)	359,375	75,000	75,000	31,250	1,931,250
Future rate agreed per barrel (US$)	52.08	51.28	51.35	51.6	51.70
Total in Brazilian reais	59,298,030	12,184,128	12,200,760	5,108,400	316,285,596

b)   Foreign currency risk

As of September 30, 2017, the Company adopted the closing exchange rate of R$3.1680/US$1.00 as likely scenario. The table below shows the sensitivity analysis and the effect on profit or loss of exchange rate fluctuations in the exposure amount of the period as of September 30, 2017:

	Exchange rate	Effect on profit/loss
Net liabilities exposed to the risk of appreciation of the U.S. dollar (R$3.1680/US$1.00)	3.1680	(4,433,155)
Dollar depreciation (-50%)	1.5840	2,216,577
Dollar depreciation (-25%)	2.3760	1,108,289
Dollar appreciation (+25%)	3.9600	(1,108,289)
Dollar appreciation (+50%)	4.7520	(2,216,577)

c)   Interest rate risk

As of September 30, 2017, the holds financial investments and financial liabilities indexed to several rates, and position in Libor derivatives. Its sensitivity analysis of non-derivative financial instruments it was considered the impacts on yearly interest of the exposed values as of September 30, 2017 (see Note 17) that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on profit or loss according to the scenarios presented below:

	Financial debt net of short-term investments (a)		Derivatives (c)
Risk	Increase in the CDI rate	Decrease in the Libor rate	Decrease in the Libor rate
Reference rates	7.93%	1.47%	1.47%
Exposure amount (probable scenario) (b)	(91,243)	(174,917)	(5,487)
Possible adverse scenario (+25%)	(14,444)	(3,214)	(101)
Remote adverse scenario (+50%)	(17,333)	(3,857)	(121)

(a)     Total invested and raised in the financial market at the CDI rate. A negative amount means more funding than investment.

(b)    Balances recorded on September 30, 2017.

(c)     Derivatives contracted to hedge the Libor rate variation embedded in the agreements for future delivery of aircraft.

Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

Notes to the interim financial information September 30, 2017 (In thousands of Brazilian reais - R$, except when otherwise indicated)

•       Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

•       Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

•       Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

The following table shows a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of September 30, 2017 and December 31, 2016:

		09/30/2017		12/31/2016
	Fair value level	Book value	Fair value	Book value	Fair value
Cash and cash equivalents	Level 2	181,881	181,881	269,797	269,797
Short-term investments	Level 1	98,975	98,975	41,104	41,104
Short-term investments	Level 2	199,035	199,035	390,129	390,129
Restricted cash	Level 2	256,079	256,079	168,769	168,769
Derivatives assets	Level 2	29,654	29,654	3,817	3,817
Derivatives liabilities	Level 2	(35,141)	(35,141)	(89,211)	(89,211)
Share loan liabilities	Level 2	(106,976)	(106,976)	-	-

30.    Insurance

As of September 30, 2017, insurance coverage by nature, considering the aircraft fleet and related to the maximum reimbursable amounts indicated in U.S. dollars, along with Smiles’ insurance coverage, is as follows:

Aviation	In thousands of Brazilian Reais	In thousands of U.S. dollars
GLA
Guarantee - hull/war	11,975,040	3,780,000
Civil liability per event/aircraft (*)	2,376,000	750,000
Inventories (local) (*)	665,280	210,000
Smiles
Rent insurance (Rio Negro – Alphaville complex)	1,014	-
D&O liability insurance	50,000	-
Fire insurance (Property insurance Rio Negro – Alphaville complex)	9,025	-

(*)   Values per incident and annual aggregate.

Pursuant to Law No. 10,744 of October 9, 2003, the Brazilian government assumed the commitment to complement any civil-liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which GLA may be required to pay, for amounts exceeding the limit of the insurance policies effective since September 10, 2001, limited to the amount in Brazilian Reais equivalent to US$1.0 billion.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.